SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2004.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED INTERIM CONSOL IDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2004.

Forward-looking Information

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2004 — Overall Perspective,” with respect to (i) our sales in the third quarter of 2004 and our earnings per share (before goodwill amortization) for such quarter, (ii) the evolution of our various business segments going forward, (iii) our sales and earnings per share (before goodwill amortization) for the full year 2004, and (iv) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet commitments”.

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim consolidated financial statements and the related notes presented elsewhere in this document. Our unaudited interim consolidated financial statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The most significant differences that affect the presentation of our financial results relate to the use of the French pooling-of-interests accounting method, goodwill amortization, accounting of derivative instruments and hedging activities, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our unaudited interim consolidated financial statements as of and for the period ended June 30, 2004, and a reconciliation of our net income (loss) for that period and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 19 through 21 in our unaudited interim consolidated financial statements included elsewhere in this document.

Changes in Accounting Standards as of January 1, 2004

The “Comité de Règlementation Comptable” (Committee of Accounting Regulations) approved, by decree dated December 12, 2002, the “règlement relatif à l’amortissement et à la dépréciation des actifs” (regulations on depreciation and amortization of assets) n° 02-10, which will become effective as of January 1, 2005, with optional implementation as of January 1, 2002. We did not apply this new accounting standard to our 2002 or 2003 financial statements, or to our unaudited interim financial statements for the first half of 2004. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position starting with the year 2005.

On April 1, 2003, the “Comité de Règlementation Comptable” (Committee of Accounting Regulations) issued a recommendation on post retirement employee benefits, no. 2003-R01, which became effective as of January 1, 2004, with optional implementation as of January 1, 2003. We did not fully apply this new accounting standard to our 2003 financial statements or to our unaudited interim financial statements for the first half of 2004. As this recommendation is very similar to IAS 19 (Employee Benefits), we will fully apply this recommendation when we implement the changeover to IFRS (International Financial Reporting Standards), and we do not anticipate a material impact from the adoption of IAS 19 on our net income or on our financial position (see “Adoption in 2005 of new accounting standards (International Financial Reporting Standards) — Pensions and other long-term benefits”, below).

As part of the changeover to IFRS on and after January 1, 2005 as discussed below, the presentation of certain income statement captions has been modified. Primarily, the presentation changes concern recurring goodwill amortization charges (charges that will no longer be incurred in accordance with IFRS 3), which are presented separately from exceptional amortization charges (resulting from goodwill impairment tests), and research and development costs (see Note 4 of our unaudited interim consolidated financial statements). These modifications to the captions in our income statement, which were already implemented in our financial statements for the first half of 2004 in anticipation of the changeover to IFRS, are not exhaustive. The new reporting standards will lead to other changes that are currently being analyzed, as described below. In addition, as of January 1, 2004 we no longer use the “pooling of interests” method of accounting for business combinations (the use of this method was optional) (see Note 10 of our unaudited interim consolidated financial statements).

Adoption in 2005 of new accounting standards (International Financial Reporting Standards)

Effective January 1, 2005, we will adopt International Financial Reporting Standards along with other European listed companies, in accordance with European Union regulations. This will require us to present our 2005 consolidated financial statements, together with 2004 comparative information, in accordance with International Financial Reporting Standards/International Accounting Standards (“IFRS/IAS”).

The full set of IFRS/IAS (the “stable platform”) is now known, but some standards have not yet been endorsed by the European Union and certain recently issued exposure drafts could lead to some changes of standards included in the stable platform, with a possible anticipated application as of January 1, 2004. Based on the information currently available, we are assessing the impact that the change will have on our financial information, and we are working on restating our consolidated opening balance sheet as of January 1, 2004. However, due to the listing of our ADSs on the New York Stock Exchange, we may be obligated to present a second year of comparative information, which would advance the opening balance sheet date to January 1, 2003, although the U.S. Securities and Exchange Commission has proposed some relief on this issue. This matter is currently under review by the U.S. Securities and Exchange Commission. We are not yet in a position to quantify the impact on us of the application of IFRS/IAS.

The principal areas that may be affected by the change are described below.

Research and development costs:

International Accounting Standard (IAS) 38 (Recognition and Initial Measurement of an Intangible Asset) requires development costs to be capitalized, provided that certain criteria are met. We generally record research and development costs as expenses in the year in which they are incurred, except for certain software development costs, which are capitalized.

Convertible bonds or notes mandatorily redeemable for shares:

The application of IFRS will lead to recording all or part of such debt in shareholders’ equity, with the corresponding increase in this item.

Financial Instruments:

IAS 39 and IAS 32 have not yet been endorsed by the European Union. If these standards are endorsed before the end of 2004, derivative financial instruments will be recorded in the balance sheet at fair value in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). Interest rate derivatives account for most of our fair value hedges. Fluctuations in value resulting from these derivatives should be mostly offset in income by revaluations of the underlying debt. We enter into currency derivative financial instruments primarily to hedge our future cash flows and firm commitments, and such instruments are also recorded as fair value hedges. Fluctuations in their value are also principally offset in income by changes in fair value of the hedged items, with the exception of those currency derivative financial instruments that we may enter into from time to time to hedge commercial bids, with respect to which changes in fair value fully impact income without any corresponding offset.

Pensions and other long-term benefits:

The methods of determining and recording pension and retirement obligations and other post-employment benefit obligations are very similar to those required by IAS 19 (Employee Benefits). However, we are currently reviewing some long-term benefits for their potential impact on our opening IFRS balance sheet at January 1, 2004, and we may have to account in equity unrecognized gains and losses on pension reserves at the changeover date.

Presentation of our financial statements:

Our balance sheet will be classified according to a current/non-current distinction, which does not correspond to our existing presentation of assets and liabilities in order of liquidity. Also, certain specific rules regarding the offset between assets and liabilities could lead to reclassifications between captions compared with our current practice (for example, construction contract loss reserves will be presented either as a deduction from net contract work in progress or as an increase in net contract liabilities).

IFRS eliminates the concept of extraordinary items. This will have the effect of classifying in income from operations and/or financial income/expense a certain amount of revenue and expenses that we currently classify in other revenue and expense.

Critical Accounting Policies

Our Operating and Financial Review and Prospects is based on our unaudited interim consolidated financial statements for the six months ended June 30, 2004, which are prepared in accordance with French GAAP as described in Note 1 to our unaudited interim consolidated financial statements. As noted above, the principal differences between French and U.S. GAAP are detailed in the Notes to our unaudited interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited interim consolidated financial statements under French GAAP and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventory

We record inventories at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on our analysis of any predictable changes in demand, technology or the markets, mainly to identify any inventory that is obsolete or in excess.

We record valuation allowances as cost of sales, other expenses or restructuring costs, depending on the nature and the materiality of the amounts concerned.

We have recorded significant charges in recent years due to declining market conditions and discontinuation of certain product lines. The impact of the valuation of inventories at the lower of cost or market on our net income (before taking into account the effect of any taxes) was a charge of approximately € 29 million in the first six months of 2004 (€ 54 million in the first six months of 2003).

Reversal of allowances on inventories accounted for in the first six months of 2003 and 2004 were mainly related to the definitive write-off of inventories and therefore had no material effect on gross margin.

Due to the potential recovery of the telecommunications market, it is possible that future revenues may be positively impacted as a result of the sale of inventories with respect to which valuation allowances were made the first six months of 2003 and 2004.

Valuation allowance for doubtful accounts receivable and loans (customer financing)

A valuation allowance is recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Valuation allowances were € 360 million as of June 30, 2004 (compared with € 436 million as of December 31, 2003). The impact of valuation allowances for trade receivables on our net income (before taking into account the effect of any taxes) was a profit of € 19 million during the first six months of 2004, and a profit of € 48 million during the first six months of 2003.

Provisions on customer loans and other financial assets (mainly represented by assets related to customer financing arrangements) amounted to € 977 million as of June 30, 2004 (compared to € 1,104 million as of December 31, 2003). The impact of these provisions on our net income (before taking into account the effect of any taxes) was a profit of € 64 million during the first six months of 2004, and a charge of € 17 million during the first six months of 2003.

Goodwill and other intangible assets

When there are signs during the course of the year of a significant adverse change in the business climate, impairment tests are conducted on the assets concerned, and impairment losses are recorded, if necessary. These exceptional amortizations are calculated based on the forecasted discounted operating cash flow or on the market value of such assets if an active market exists. A change in the markets may cause us to review the value of some of our goodwill or other intangible assets and to record additional exceptional amortizations.

The net amount of goodwill under French GAAP was € 3,661 million as of June 30, 2004 (€ 3,839 million as of December 31, 2003). Other intangible assets, net, were € 303 million as of June 30, 2004 (€ 284 million as of December 31, 2003) under French GAAP (of which € 278 million and € 258 million, respectively, concerned software).

Certain acquisitions that we made (DSC, Genesys, Newbridge, Kymata, Astral Point and Telera) were recorded at book value under French GAAP, in accordance with the optional method authorized under Article 215 of accounting rule 99-02. Under this method (which is a pooling of interests method) goodwill, corresponding to the difference between the net book value of the acquired company’s assets and liabilities, and the transaction price, was charged to shareholders’ equity. Under U.S. GAAP (which applies purchase accounting) goodwill, corresponding to the difference between the fair value and the transaction price, was recorded as an intangible asset. Since January 1, 2004 we have used purchase accounting to record our stock acquisitions.

Beginning January 1, 2002, for our U.S. GAAP reconciliation, we adopted Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and other intangible assets.” SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level (corresponding to the Business Division level in our company). In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.

The annual impairment test for 2004 was performed in May 2004. No impairment charge was recorded at that time. All these valuations of intangible assets are based upon short and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and our ability to successfully develop and commercialize our products. Marked changes in market conditions could have a major impact on the valuation of these assets and could justify additional impairment losses.

Impairment of tangible long-lived assets

Whenever events or changes in market conditions indicate a risk of impairment of property, plant, equipment and other tangible assets, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains higher than their fair values. When testing for other than temporary impairment of a tangible asset, the sum of the undiscounted cash flows for the identified tangible assets is compared to the carrying value of these assets. If this sum is lower than the carrying value an impairment loss is recorded based upon the fair value of the asset concerned. Fair value is measured by discounting forecasted operating cash flow or market value, if any.

Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to the industry downturn were considered impairment events during fiscal years 2003 and 2002. Following our analysis of potential impairment on certain tangible assets, we recorded impairment charges of € 134 million during the six months ended June 30, 2003, mainly in the fixed communications segment. We did not account for any major impairment during the six months ended June 30, 2004 (impairment charge of € 3 million).

Significant assumptions and estimates are taken into account to determine the fair value of our tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require us to book additional impairments.

Customer warranties

Reserves are recorded for warranties given to customers on our products to cover manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

Warranty reserves amounted to € 483 million as of June 30, 2004 (€ 574 million at the end of 2003). The net impact of the change in the warranty reserves on our net income (before taking into account the effect of any taxes) during the first six months of 2004 was a profit of € 1 million (compared to a charge of € 39 million during the first six months of 2003). For further information concerning changes in warranty reserves during the first six months of 2004, see Note 21 to our unaudited interim consolidated financial statements.

Deferred tax assets

Our deferred tax assets mainly result from deductible temporary differences between the book value of our assets and liabilities and their tax basis, net operating loss carryforwards and tax credit carry forwards. Net deferred tax assets are recognized if it is more likely than not they will be realized in future years.

On June 30, 2004, our net deferred tax assets amounted to € 1,948 million (of which € 1,009 million pertained to the United States and € 646 million pertained to France). Significant management judgment is required when determining the recoverability of net deferred tax assets. Management considers all available evidence, both positive and negative, to determine whether it is more likely than not that the deferred tax assets will be realized. Such evidence mainly includes the history of operating loss and the reasons for such loss, the carryforward period associated with the deferred tax assets and the future earnings potential determined through the use of internal forecasts. This analysis is performed on a regular basis in each tax jurisdiction where material net deferred tax assets have been recognized, mainly the United States and France.

The deterioration of our forecasts during 2002 led us to depreciate most of our gross deferred tax assets generated as of the second quarter of 2002, and all of our R&D credits in the United States.

If our actual results are materially worse than the estimates or forecasts referred to above, we will need to adjust them in future periods and consequently, we may need to write off a portion or all of the net deferred tax assets currently recognized, which could materially adversely impact our financial position and results of operations. If our actual results are materially better than the estimates or forecasts referred to above, we may need to reverse a portion of the valuation allowances related to deferred tax assets, which would have a beneficial effect on our net income in a future period.

Pensions and post-retirement benefits

We and our subsidiaries have defined benefit and defined contribution plans and other retirement benefits that cover employees spread over different locations in Europe, America and Asia.

Defined contribution plans are post-employment benefit plans under which we pay fixed contributions into a fund and have no obligation to make any further contributions. No reserve is booked for such plans.

Our obligation for the defined benefit pension plans can be divided basically into two categories:

•	Termination indemnities paid at retirement, which apply to employees of our French and Italian companies: These obligations are to be covered by appropriate book reserves, as we do not make contributions with respect to these obligations to a separate trust or similar entity.

•	Defined benefits schemes, which are offered in several countries, mainly throughout Europe and the United States: To the extent possible in accordance with local regulation we make contributions with respect to these obligations to a trust or similar entity, which results in the assets contributed being held separate from our corporate assets. Due to local regulation constraints, 69% of the total benefit obligation in Germany has not been contributed to a separate entity, and therefore we have booked appropriate reserves to cover this portion of the obligation.

Moreover, we provide North America employees with other post-employment benefits. They benefit from a post-retirement medical and life insurance plan. These schemes are being progressively closed for most of the beneficiaries, and will be completely closed by 2006.

The actuarial valuation for the defined benefits and other applicable retirement benefits are based upon the projected unit credit cost using actuarial assumptions such as discount rate, expected return, future salary increases, turnover rates and mortality tables.

We update these assumptions on an annual basis. The discount rate is determined by reference to the risk-free rate on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist. Moreover, the bonds used as reference have a maturity that is consistent with the period to maturity of the benefits. Each company within Alcatel, together with its actuaries, has the responsibility of determining its set of assumptions to take into account specific local conditions. Naturally, this leads to a certain heterogeneity in the assumptions used; however, special attention is given to achieve consistency in the same monetary area.

The expected return on assets is determined using the expected rate of return on plan assets (calculated taking into account historic returns, change in asset allocation and expected future returns) and the “value of assets”. In most countries this value of assets is equal to the market value. However, some countries use the market-related value of assets where the difference between expected and actual return is recognized over a period of five years. Special attention is given to the expected rate of return — the important variable in the calculation — if the market-related value is used. This process avoids having a market-related value exceeding to a substantial extent the fair value of assets and thus recognizing returns on non-existing assets.

Our losses resulting from changes in these assumptions and from differences between assumptions and actual experience are amortized over the expected remaining service periods of active plan participants (to the extent they exceed 10% of the higher of the projected benefit obligation and the fair value of plan assets). As these unrecognized losses are mainly due to past differences between expected return on plan assets and real return of plan assets, they will mostly impact financial costs, and to a lesser extent, operational costs.

We believe that our assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.

Revenue recognition

Most of our revenues result from a wide range of activities: from designing, integrating and installing fixed and mobile networks, and developing and supplying turn-key optical, submarine and terrestrial network solutions and voice/data network infrastructure and application software for businesses, to supplying satellite systems for telecommunications, navigation, etc., all of which require significant revenue recognition assessments, especially in activities going beyond simple deliveries of equipment.

For revenues generated from construction contracts, primarily those related to customized network designs and network build-outs, we generally use the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. We exercise significant judgment in estimating revenue and costs on such contracts and in measuring progress towards completion, which underpins the timing of revenue recognition and the level of contract profitability. Revenue and costs are reviewed periodically based on the contractual terms and conditions. Any losses foreseen on contracts are recognized immediately. If uncertainty exists relating to customer acceptance, or the construction contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract.

For revenues generated from licensing, selling or otherwise marketing software, we recognize revenue generally upon delivery of the software and on the related services as and when they are performed. For arrangements to sell software licenses with services, we recognize software license revenue separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, we apply the percentage of completion method of accounting. For arrangements to sell services only, revenue from training, consulting, installation and other services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.

We are increasingly entering into the operator service business, which involves multi-year service contracts. Revenues from this activity are deferred and recognized ratably over the contractual service period.

We also sell products to resellers and distributors, for which revenue is recognized at the time of shipment to the distribution channel. In this particular market, collectibility of revenues is critical. Accordingly, estimated returns are recorded at the same time as the corresponding revenue based on contract terms and prior claims experience.

In the context of the current market environment, assessment of the collectibility of revenues is generally critical. Based on the credit quality of our customers and on our ability to sell customer receivables, we assess whether trade receivables and other accounts receivable are reasonably assured of collection. Where we are able to sell the receivable, revenue is recognized to the extent of the value realizable from the sale. After initial revenue recognition, if we are uncertain as to whether we can collect the receivable, a valuation allowance is set up to cover the estimated loss.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overall Perspective

The first six months of 2004 were characterized by a stabilized telecommunications market, and we benefited from this environment. In addition, due to our restructuring and cost-cutting efforts over the past three years, we believe we now have improved our cost structure which should allow us to better leverage our potential future growth. During the first six months of the year, our sales were stable at €5,788 million, and we returned to profitability with a gross margin at 37.7% of sales, income from operations at 4.8% of sales, and a net income of €157 million.

We have formed partnerships in areas where we think consolidation can generate future value and at the same time alleviate the burden that a stand-alone operation was having on our operating profit. We completed the sale of our battery business and formed a joint venture in our optical fiber activity, which closed on July 1, 2004 and in our mobile handset business, which closed on August 31, 2004. In addition, we signed a memorandum of understanding to merge our satellite activities with Alenia Spazio, a unit of Finmeccanica, a large Italian company. We expect this alliance will create synergies that will positively contribute to our operating profit in the medium term. Further, on September 17, 2004 we announced that we signed an agreement for the sale of our electrical power system activities, which should take place in the fourth quarter of this year.

During the first part of this year, the sales in our fixed communications business stabilized, and we believe that in today’s environment there are growth opportunities within this market segment. Although the long distance terrestrial and submarine markets still remain depressed, our optical network activity is beginning to benefit from growth in the metro sector, both in Europe and North America. We are also experiencing growth in our Internet protocol business, which includes edge service routers and multiservice wide area network products. We continue to hold the world leadership position in broadband access, according to a survey by the industry analyst, Dell’Oro, and expect to benefit from growth in this dynamic market segment in all of our key geographical regions. Moreover, even though we expect the fixed voice line market to continue to decline, we are partially offsetting this decline by shifting our focus to revenue-generating maintenance services of the installed base and, more importantly, by providing next-generation network offerings to our customers so that they can enhance their own future revenue streams.

Our mobile communications business continued to increase its income from operations. Our sales growth in 2G (second generation) product offerings remains primarily in the developing countries, and we continue to focus on 3G (third generation) technology as networks migrate to a new architecture with the ability to offer data and Internet services. In addition, we continue to expand the mobile application services and products that we offer to our customers, which include virtual private networks, billing and charging, mobile multimedia services and personal ring back tones.

We continue to expand our business in the private communications, or non carrier sectors. We believe our enterprise product offerings are driving business process transformation throughout the industry by providing increased efficiency, reduced costs, and higher mobility. We expect that this enterprise business will continue to benefit from the advances in IP telephony. In rail communications, we continue to gain momentum both in urban and main line transport systems by providing increased security, increased throughput, and improved customer service. In addition, we expect a good performance from our satellite business which, along with the transport activity, benefits from a strong order backlog.

With the realignment of our business portfolio almost completed, we now see growth potential for a substantial portion of our business. In order to support this momentum, we have selectively increased our development and marketing expenses in key product areas, while ensuring that our continuing year-on-year decreases in general and administrative and fixed operational costs more than offset these increases.

For the third quarter of 2004, on the basis of a similar structure we expect sales to grow by over 10% year-on-year (assuming a constant euro/U.S. dollar exchange rate of €1.1245 for estimated sales in U.S. dollars) with a positive earnings per share (before goodwill amortization) close to that of the second quarter of 2004 (see below for an explanation of how we determine the constant dollar data).

For the full year 2004, we expect the growth in our sales to be in the high single-digit range (assuming a constant euro/U.S. dollar exchange rate of €1.1316 for estimated sales in U.S. dollars) with a positive earnings per share (before goodwill amortization)(see below for an explanation of how we determine the constant dollar data).

We provide our investors with our expected sales growth in constant euro/U.S. dollar rates (i.e., the actual exchange rate for the period in the preceding year with which we are making the comparison) rather than current rates because it would be speculative to estimate the fluctuations in the euro/U.S. dollar exchange rates for future periods and the factors that affect such fluctuations are not within our control. In addition, our management believes that providing such sales information in constant euro/U.S. dollar rates facilitates the comparison by our investors of the evolution of our business with that of our peers.

Highlights of recent transactions

Acquisition of eDial. On September 17, 2004, we acquired eDial, Inc., a privately-held company specialized in conferencing and collaboration services for enterprises and service providers, for American Depositary Shares (“ADSs”) representing our ordinary shares and cash for a total purchase price of approximately € 22 million (based on the market value of our ADSs on that date). We expect that this acquisition will complement our open software and applications development strategy.

Acquisition of Spatial Wireless. On September 17, 2004, we announced that we signed an agreement to acquire Spatial Communications Technologies, Inc., a privately-held company providing software-based and multi-standard distributed mobile switching solutions, for a number of our ADSs to be determined at closing, representing a value of approximately € 205 million. Our acquisition of Spatial should enable us to offer next-generation mobile switching technology and should facilitate our providing converged IP multimedia subsystems architecture and multimedia services in the future. The closing of this acquisition is expected to occur in the fourth quarter of 2004, and is subject to receipt of regulatory and shareholder approvals and other customary closing conditions.

Sale of Electrical Power System Activities. On September 17, 2004, we announced that we signed an agreement to sell our electrical power system activities to Ripplewood, a private equity firm. The closing of this sale is expected to occur in the fourth quarter of 2004, and is subject to customary closing conditions.

Contribution of Optical Fiber Cable Business. On July 1, 2004, we completed the combination of our global optical fiber and the communication cable business of Draka Holding N.V., a Dutch cable and cable systems producer, into a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us. We expect that this new company will do business in China, Europe and North America.

Creation of Joint Venture for Mobile Handset Business. On August 31, 2004, our joint venture for our mobile handset business with TCL Communication Technology Holdings Limited (“TCL Communication”) commenced operations. This new entity will engage in research and development, manufacturing, and sales and distribution of mobile handsets and peripheral devices. We contributed cash and our mobile handset business to the joint venture, for a value of €45 million, in exchange for a 45% equity stake, and TCL Communication contributed cash of €55 million, in exchange for a 55% equity stake.

Highlights of transactions during the six months ended June 30, 2004

Sale of Battery Business. On January 14, 2004, we completed the sale of our battery business, Saft, to Doughty Hanson, a European private equity firm, for €390 million in cash.

Exchange Offer. On April 7, 2004, we closed an exchange offer for our 7.00% Notes due 2006, of which € 995 million were then outstanding, for new notes of a longer maturity. The principal objective of the exchange offer was to lengthen our average debt maturity. We exchanged € 366 million principal amount of our 7.00% Notes due 2006 for € 412 million principal amount of our new 6.375% Notes due 2014. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% notes is payable annually.

Merger of Space Activities. On June 18, 2004, we signed a memorandum of understanding with Finmeccanica S.p.A., a large Italian aerospace and defense company, to merge our space activities and to form alliances in the space sector through the creation of two sister companies. We would hold approximately 67%, and Alenia Spazio, a unit of Finmeccanica, would own approximately 33%, of the new company which will combine our industrial space activities with those of Finmeccanica. The second company, of which Finmeccanica would hold approximately 67% and Alcatel would own approximately 33%, will combine our respective satellite operations and service activities. We expect the creation of these two new companies to be completed by the end of 2004, subject to the signing of definitive agreements and the necessary approvals by shareholders and regulatory authorities.

Credit rating changes during 2004

Moody’s upgrades outlook and credit rating. On May 10, 2004 Moody’s revised its outlook for our long-term debt from stable to positive, and on September 8, 2004 Moody’s upgraded our long-term debt credit rating from B1 to Ba3 and confirmed its positive outlook for our long-term debt, based on the stabilization of our revenues, our positive net income and healthy cash position.

Standard & Poor’s upgrades credit rating. On March 10, 2004, Standard & Poor’s upgraded our long-term credit and senior unsecured debt rating to BB-. Standard & Poor’s outlook on Alcatel continues to be stable and it also affirmed our short-term B corporate credit rating.

Highlights of transactions during 2003

Acquisitions

Acquisition of iMagicTV. On April 30, 2003, we acquired, for 3.5 million of our ADSs, having a market value on that date of € 26 million, the 84% of the outstanding shares that we did not own of iMagicTV, a Canadian supplier of software products and services that enable service providers to create, deliver and manage digital television and media services over broadband networks. This acquisition, together with our acquisition of ThirdSpace and Packet Video, enabled us to add to our portfolio of content and systems integration products.

Acquisition of TiMetra. On July 18, 2003, we acquired, for 18 million ADSs, having a market value on that date of € 145 million, TiMetra, Inc., a privately held, Silicon Valley-based company that produces routers (devices that interconnect computer networks and move information from one network to another). The customers for our routers are generally carriers.

Divestitures

Sale of optical components business. On August 1, 2003, we sold our optical components business to Avanex. Under the terms of the agreement, we received 28% of Avanex’s stock. We contributed cash in the transaction in the amount of U.S. $ 110 million, the majority of which related to the restructuring of the optical business. We also entered into a supply agreement with Avanex, under which it will provide optical components for Alcatel’s optical networking products over a three-year period.

Sale of European factories. In 2003, we sold a number of manufacturing facilities in Europe. The principal transactions were: our Saintes, France factory that engaged in cutting, stamping and general sheet metal work was sold, and 300 employees were transferred, to GMD, a French manufacturing company; our Coutances, France factory that specialized in producing printed circuit boards used in telecommunications applications was sold in a leveraged management buy out and 220 employees were transferred; and our Hoboken, Belgium factory that produced electro-mechanical devices was sold, and 241 employees were transferred, to Scanfil Oyi. These facilities comprised nearly 80,000 square meters.

Sale of shareholding in Atlinks. On February 12, 2003, we exercised our option to sell our 50% shareholding in Atlinks to Thomson, our joint venture partner. Atlinks is a manufacturer of residential telephones. The sale price was € 68 million in cash.

Other Transactions

Conversion of Class O shares into our ordinary shares. On February 3, 2003, our board of directors decided to submit for approval a resolution at our annual shareholders’ meeting to convert all outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-for-one basis. This decision was taken after our board analyzed the market conditions of the opto-electronic industry and noted that the conditions were very different than those that existed at the time the Class O shares were created and that the conditions in early 2003 negatively affected the Optronics division’s performance and appeared likely to continue to do so throughout 2003 and later. Our management believed that the elimination of the tracking stock would give us more flexibility as we addressed the future of the Optronics business and continued to explore strategic alternatives for this division. On April 17, 2003, our shareholders approved this resolution and, immediately thereafter, all Class O shares and Class O ADSs were converted into our ordinary shares and ADSs, as applicable.

Consolidated Results of Operations for the Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

In view of the disposal of our optical fiber business in May 2004, such business was booked as income from discontinued operations for the six months ended June 30, 2004. In view of the disposal of our optical components business and our battery business (Saft) in July 2003 and January 2004, respectively, we booked such businesses as income from discontinued operations in 2003. In order to make comparisons easier, and in compliance with French GAAP, we have prepared pro forma income statements reflecting all three of these businesses in income from discontinued operations for the first six months of 2003. These pro forma statements are set forth in Note 2 to our unaudited interim consolidated financial statements. The discussion that follows is based on the 2003 pro forma numbers and 2004 numbers.

Net Sales. Consolidated net sales were stable at €5,788 million for the first six months of 2004, when compared to €5,760 for the same period last year. Somewhat over one third of our consolidated net sales are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During the first six months of 2004, the decrease in the value of the U.S. dollar relative to the euro had a negative impact on our sales. If there had been a constant euro/U.S. dollar exchange rate in the first six months of 2004 as compared to the same period in 2003, our consolidated net sales would have increased by approximately 5.0%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2004, the average exchange rate that applied for the same period in 2003, instead of the average exchange rate that applied for such period in 2004, and (ii) to our exports (mainly from Europe) effected during the first half of 2004 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied for the same period in 2003. Our management believes that providing our investors with our consolidated net sales for the first half of 2004 in constant euro/U.S. dollar exchange rates facilitates the comparison by our investors of the evolution of our sales with that of our peers.

The increase in net sales for the first six months of 2004 was primarily due to the increased revenue in our enterprise, rail communication and satellite businesses of our Private Communications segment. Within the Fixed Communications segment, revenues increased in our broadband access and Internet protocol businesses, offset by a decline in our voice switching activity and, to a lesser extent, in optical networks. In the Mobile Communications segment, stable revenue in our mobile infrastructure business was reduced by a decline in wireless transmission revenue, resulting from the migration to a new product range.

Net sales for the first half of 2004 by geographical region were as follows: net sales in Europe were stable at €2,883 million compared to €2,877 million in the same period last year; net sales in Asia Pacific decreased by 8.5% to €929 million compared to €1,015 million in the same period last year; net sales in North America increased by 13.4% to €937 million compared to €826 million in the same period last year; net sales in the rest of the world decreased by 0.4% to €1,038 million compared to €1,042 million in the same period last year. In the first half of 2004, Europe accounted for 49.8% of net sales while Asia Pacific, North America, and the rest of the world accounted for 16.0%, 16.2% and 18.0%, respectively. This compares with the following percentages of net sales for the first half of 2003: Europe — 50.0%, Asia Pacific — 17.6%, North America — 14.3%, and the rest of the world — 18.1%.

Gross Margin. During the first half of 2004, gross margin amounted to 37.7% of sales or €2,180 million, compared to 31.4% of sales or €1,810 million in the same period last year. The improvement in gross margin as a percentage of sales is due primarily to the decrease in fixed costs related to the cost of sales, cost improvements in purchases that are reflected in the cost of sales and workforce reductions.

Administrative and Selling Expenses. For the six-month period ended June 30, 2004, administrative and selling expenses decreased to €1,083 million or 18.7% of sales compared to €1,117 million or 19.4% of sales in the same period last year. The decrease as compared to the first six months of 2003 is primarily attributable to workforce reductions and other fixed costs reductions across all business activities.

R&D Costs. Research and development expenses increased to €821 million for the first six months of 2004 compared to €810 million in the same period last year. However, R&D expenses for the first six months of 2004 as a percentage of sales remained stable at 14.2% compared to 14.1% in the same period last year.

Income (loss) from Operations. Income from operations amounted to €276 million or 4.8% of sales for the first six months of 2004 compared to a loss from operations of €(117) million for the same period last year. The return to profitability is due primarily to restructuring actions and cost-cutting efforts across all business activities, with a significant improvement in our optical networking activity, which registered an operating income in the second quarter of 2004.

Financial Income (loss). Financial loss for the first six months of 2004 decreased to €(44) million compared to €(99) million for the same period last year. This decrease is due primarily to the reversal of provisions relating to customer loans after partial repayments from customers.

Restructuring Costs. Restructuring costs were €(132) million for the first six months of 2004, compared to €(563) million for the same period last year. We consider that our major restructuring program implemented during the past three years (2001, 2002 and 2003) is largely completed. The restructuring costs incurred during the first six months of 2004 relate primarily to previously announced departures in France.

Other Revenue (Expense). Other revenue was €276 million in the first six months of 2004 (originating mainly from the disposal of our battery business) compared to €249 million in the same period last year (originating mainly from the sale of real estate).

Income (loss) before Amortization of Goodwill and Taxes. Income before amortization of goodwill and taxes amounted to €354 million for the first six months of 2004 compared to a loss of €(554) million in the same period last year.

Income Tax. We had an income tax benefit of €44 million for the first six months of 2004, compared to an income tax charge of €(42) million for the same period last year. The benefit for the first six months of 2004 results, in part, from the recognition of deferred tax assets recorded in Belgium and from the receipt of a favorable tax ruling in North America.

Share in Net Income of Equity Affiliates and Disposed of or Discontinued Operations. Our share in the net income of equity affiliates and discontinued operations was a loss of €(17) million in the first six months of 2004 compared to a loss of €(296) million in the same period last year. The decrease in the loss is primarily due to the disposal of the optical components business (which had generated a loss of €131 million in 2003) and the improvement of the results of the optical fiber business.

Amortization of Goodwill. Amortization of goodwill was €(206) million in the first six months of 2004, compared to €(257) million in the same period last year (of which €(47) million were exceptional amortizations during the first six months of 2003).

Net Income (loss). Based on the above, we recorded net income of €157 million in the first six months of 2004 compared to a net loss of €(1,136) million in the same period last year.

Results of Operations by Business Segment for the Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

The organizational chart below sets forth our three business segments and their principal business activities since January 2003:

Fixed Communications	Mobile Communications	Private Communications
• Fixed Networks	• Mobile Networks	• Enterprise Solutions
• Optical Networks	• Mobile Phones	• Space Solutions
• Internet Protocol	• Mobile Solutions	• Transport Solutions
• Fixed Solutions	• Wireless Transmission	• Integration & Services
• Radio Frequency Systems

The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for the first six months of 2004 (reported numbers) and for the first six months of 2003 (pro forma numbers, reflecting the disposal of our optical components business, our battery business and our optical fiber business). The discussion of the segments following the table is based on the 2003 pro forma numbers and the 2004 numbers.

	Fixed	Mobile	Private	Other &	Total
	Communications	Communications	Communications	Eliminations	Group
Six Months Ended June 30, 2004
Sales	2,486	1,599	1,794	(91)	5,788
Income (loss) from operations	164	118	70	(76)	276
Capital expenditures for tangible assets	18	17	31	36	102
Six Months Ended June 30, 2003 (pro forma)
Sales	2,640	1,632	1,685	(197)	5,760
Income (loss) from operations	(53)	25	(13)	(76)	(117)
Capital expenditures for tangible assets	25	13	17	—	55

Fixed Communications

Sales of our fixed communications segment decreased by 5.8% to €2,486 million for the first six months of 2004 compared to €2,640 million in the same period last year. This decrease is primarily due to the decline in our fixed line voice business and, to a lesser extent, in optical networks, in particular our submarine business, which remains depressed. However, our broadband access revenue increased despite continuing price pressure and we delivered a total of 10.3 million DSL lines during the first six months of 2004, a 50% increase over the same period last year. Our Internet protocol business also registered a revenue increase due to the positive acceptance by the market of the upgrading of our existing products.

The fixed communications segment’s income from operations was €164 million for the first six months of 2004 compared to a loss of €53 million in the same period last year. This return to profitability is due to a significant improvement in the cost-effectiveness of our optical networks business, which was positive in the second quarter of 2004 (due to the effects of restructuring and cost-cutting efforts), and to our Internet protocol business, which was also profitable during the first half of 2004 (due to an increased sales level), combined with a strong profitability in broadband access.

Mobile Communications

Sales in our mobile communications segment decreased by 2.0% to €1,599 million in the first six months of 2004 compared to €1,632 million in the same period last year. This decrease is primarily due to the significant decline in our wireless transmission revenues as we migrate to a new product range, which was not offset by the increase in our mobile networking and radio frequency businesses.

The mobile communications segment’s income from operations was €118 million for the first six months of 2004 compared to €25 million in the same period last year. This increase is due to an improvement in most of our businesses. Nevertheless, the mobile handset business negatively impacted income from operations.

Private Communications

Sales in our private communications segment increased by 6.5% to €1,794 million in the first six months of 2004 compared to €1,685 million in the same period last year. This increase is due primarily to revenue increases in our transport and space solutions businesses, which benefited from a strong order backlog at the end of 2003. Our enterprise solutions business revenues increased slightly while our integration and services business registered a slight decline in revenues.

The private communications segment’s income from operations was €70 million in the first six months of 2004 compared to a loss of €13 million in the same period last year. This improvement is due to a significant improvement in the enterprise solutions business and, to a lesser extent, in our transport solutions business.

Liquidity and Capital Resources

Liquidity

Cash Flow for the Six Months Ended June 30, 2004 and 2003

Cash Flow Overview. Cash and cash equivalents decreased by € 1,626 million during the first six months of 2004 to € 5,330 million at June 30, 2004 compared to the same period last year, including short term investments such as treasury bills and money market funds, but excluding listed securities. This decrease was mainly due to net cash used by operating activities of € 511 million, primarily due to an increase in our inventories linked to revenue growth, as well as net cash used by financing activities of € 752 million, due primarily to the cash repayment of short term debt, including through the repurchase of debt . This decrease was partially offset by net cash provided by investing activities, primarily due to the capital gain we registered from the sale of our battery business.

Net Cash Provided (Used) by Operating Activities. Net cash used by operating activities before changes in working capital was €34 million for the first six months of 2004 compared to €481 million in the same period last year. This decrease is primarily due to our positive net income of €157 million during the first six months of 2004 compared to a loss of €1,136 in the same period last year. This €157 million of net income is adjusted for non-cash items, primarily depreciation and amortization and net gain on disposal of current assets (mainly the disposal of our battery business), and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). The cash outflows for restructuring amounted to €539 million for the first six months of 2004 compared to €740 million for the same period last year. Net cash used by operating activities was €511 million during the first six months of 2004 compared to €293 million used during the same period last year, due primarily to an increase in working capital during the first six months of 2004, reflecting our expectations for revenue growth in the coming quarters.

Net Cash Provided by Investing Activities. Net cash provided by investing activities was €353 million during the first half of 2004 compared to €508 million in the same period last year. This decrease is mainly due to a smaller amount of cash proceeds from the disposal of fixed assets, amounting to €75 million in the first half of 2004 compared to € 375 million (including proceeds from the disposal of real estate) in the same period last year. Capital expenditures increased to €158 million compared to €110 million in the same period last year, and cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies and marketable securities amounted to € 131 million in the first half of 2004 compared to €5 million in the same period last year (due mainly to the capital contributed to the optical fibers division prior to entering into the joint venture with Draka). These expenditures were offset by cash proceeds from the sale of previously consolidated companies, net of cash sold, which amounted to €417 million in the first six months of 2004 (of which €390 million related to the disposal of the battery business), compared to €113 million in the same period last year.

Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to €752 million for the first six months of 2004 compared to net cash provided of €735 million in the same period last year. The main reason for this change was the use of cash to decrease the short term debt (€1,210 million), including through debt repurchases somewhat offset by €462 million of proceeds from the issuance of long term debt. The €735 million of cash provided in the first six months of 2003 resulted mainly from the receipt of €1,022 million from the issuance of a new bond redeemable for ordinary shares, somewhat offset by the cash used to decrease our short-term debt by €281 million.

Capital Resources

Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of € 1,300 million maturing in June 2007 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenants for our syndicated facility and debt and equity market conditions generally.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash and cash equivalents, including short-term investments such as treasury bills and money market funds but excluding listed securities, of € 5,330 million as of June 30, 2004 are sufficient to fund our cash requirements for the next twelve months.

During 2004 we expect to make cash outlays for our restructuring programs of approximately € 800 million, and to make capital expenditures, which should remain below € 400 million. We will also repay our bonds maturing in 2004, such as the € 339 million of our 5% bonds maturing in October 2004 that we did not previously repurchase. In addition, our expected growth in revenues in 2004 compared to 2003 should result in additional cash requirements linked to an increase in working capital.

We can provide no assurance that our actual cash requirements will not exceed our currently expected cash outlays. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds (if conditions are considered favorable by us), assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above. During 2004 we are continuing our bond repurchase program.

Credit Ratings. As of June 30, 2004, our credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update
Standard & Poor’s	BB–	B	Stable	March 10, 2004
Moody’s	Ba3	Not Prime	Positive	September 8, 2004

Standard & Poor’s. On March 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB– on the basis of our improved operating and financial performance, healthier market conditions and prospects for the telecom equipment industry and our severe cost cutting. Standard & Poor’s outlook on Alcatel continues to be stable and it also affirmed our short-term B corporate credit rating. The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB– rating is in the BB category, which also includes BB+ and BB ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.”

Moody’s. On May 10, 2004 Moody’s revised its outlook for our long-term debt from stable to positive, and on September 8, 2004 Moody’s upgraded our long-term debt credit rating from B1 to Ba3 and confirmed its positive outlook for our long-term debt, based on the stabilization of our revenues, our positive net income and a healthy cash position. The “Not Prime” rating for our short-term debt was confirmed. The rating grid of Moody’s ranges from Aaa which is considered to carry the smallest degree of investment risk to C, which is the lowest rated class. Alcatel’s Ba3 rating is in the Ba category which also includes Ba1 and Ba2 ratings. Moody’s gives the following definition of its Ba category: “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”

We can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.

Our short-term debt rating allows us a very limited access to commercial paper, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable.

At June 30, 2004, our total financial debt amounted to € 4,750 million compared to € 5,293 million at December 31, 2003.

Short-term Debt. At June 30, 2004, we had € 685 million of short-term financial debt outstanding, which included € 339 million of bonds and € 32 million in commercial paper, with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt. At June 30, 2004, we had € 4,065 million of long-term financial debt outstanding.

On April 7, 2004, we closed an exchange offer for our 7.00% Notes due 2006, of which € 995 million were then outstanding, for new notes of a longer maturity. The principal objective of the exchange offer was to lengthen our average debt maturity. We exchanged € 366 million principal amount of our 7.00% Notes due 2006 for € 412 million principal amount of our new 6.375% Notes due 2014. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% notes is payable annually.

Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the € 1,200 million bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002 and was applied for the first time to the payment of the 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade. Our new 6.375% Notes due 2014, which we exchanged against a portion of our 7.00% Notes due 2006, as described above, do not provide for a “step up rating change” clause.

Syndicated Facility. On June 21, 2004, we closed a € 1,300 million syndicated three-year revolving credit facility that replaced the existing undrawn € 1,375 million syndicated facility maturing in April 2005.

The availability of this syndicated revolving credit facility does not depend upon our credit ratings. At June 30, 2004, we had not drawn on this facility. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants. The facility contains two financial covenants: the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to our capacity to generate cash to reimburse our debt. We test these covenants every quarter. We were in compliance with these financial covenants at June 30, 2004 (the date of the last published financial statements); as we had cash and cash equivalents in excess of our gross financial debt at June 30, 2004, these ratios were actually not applicable at such quarter-end. However, we can provide no assurance that we will comply with such financial covenants in the future.

Debt to Equity Ratio. Total net financial debt (total financial debt less cash and cash equivalents) on June 30, 2004 was a net cash position of € 634 million, compared with a net cash position of € 976 million at December 31, 2003, and therefore a net financial debt to shareholders’ equity (including minority interests) ratio is not meaningful. Debt linked to our banking subsidiary activities, Electro Banque (which was € 227 on June 30, 2004) is not included in our total net financial debt.

Contractual obligations and off-balance sheet contingent commitments

Contractual obligations. We have certain contractual obligations that extend beyond 2004. Among these obligations we have long-term debt, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2004 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our unaudited interim consolidated balance sheet included in this document.

	Payment Deadline
	Before
	December 31,
Contractual payment obligations	2005	2006-2007	2008-2009	2010 and after	Total
	(in millions)
Financial debt (excluding capital leases)	€1,336	€845	€1,020	€1,495	€4,696
Capital lease obligations	8	46	—	—	54

Subtotal — included in our balance sheet	€1,344	€891	€1,020	€1,495	€4,750

Operating leases	133	160	120	160	573
Commitments to purchase fixed assets	22	—	—	—	22
Unconditional purchase obligations(a)	261	114	—	—	375

Sub total — not included in our balance sheet	€416	€274	€120	€160	€970

Total contractual obligations	€1,760	€1,165	€1,140	€1,655	€5,720

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.

Off-balance sheet commitments and contingencies. On June 30, 2004, our off-balance sheet commitments and contingencies amounted to € 2,837 million, consisting primarily of € 1,560 million in undertakings on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Reserves for product sales” (see Note 14 to our unaudited interim consolidated financial statements) or in inventory reserves. Not included in the € 2,837 million of off-balance sheet commitments and contingencies is a € 678 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the € 2,837 million is our contingent liability pursuant to the securitization of other accounts receivable and the sale of a carry-back receivable described below.

Only performance guarantees issued by financial institutions are presented in the table below. The figures published in June 2003 also included guarantees given by parent companies of our group in respect of their subsidiaries’ contracts which, in accordance with current practice, are no longer considered to represent an off-balance sheet commitment of the group. These amounted to € 5,484 million at June 30, 2003.

Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business are as follows:

	June 30, 2004		June 30, 2003
	(in millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries(1)	€1,871		€2,241
Discounted notes receivable with recourse(2)	€7		€12
Other contingent commitments	€820	(3)	€691

Sub-total — Contingent commitments(4)	€2,698		€2,944
Secured borrowings(5)	€139		€110

Total off-balance sheet commitments and secured borrowings(4)	€2,837		€3,054

(1)	This amount does not reflect any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 311 million represents undertakings we provided on contracts of non-consolidated companies.

(2)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3)	Included in the € 820 million are: € 90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 18 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 219 million of commitments related to leasing or sale and lease-back transactions, and € 493 million of various guarantees given by certain subsidiaries in the group.

(4)	Excluding our commitment to provide further customer financing, as described below.

(5)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual obligations”, above.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by the group. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for the Group’s benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties and pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 3 million as of June 30, 2004.

Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of June 30, 2004, net of reserves we had provided customer financing of approximately € 501 million. This amount includes € 383 million of customer deferred payments and accounts receivable, and € 110 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 144 million.

SVF Trust Program. In 1999, we established a securitized customer financing (SVF) program arranged by Citibank, which was amended in June 2000, May 2002 and May 2003.

As we did not have any equity interest in the SVF trust, the SVF trust was not consolidated within the Group’s accounts, in accordance with Regulation no. 99-02 of the “Comité de la Réglementation Comptable”. However, in accordance with new financial regulations applicable from the first financial accounting year of a company beginning after August 2, 2003, the SVF trust was consolidated since January 1, 2004.

In April 2004, as part of a reassessment of our financing requirements and credit facilities, and with a view to optimizing our financial costs, we decided to cancel this securitized program. As a result, the banks no longer have any financing commitments in this respect, and we bought back from the SVF trust all outstanding receivables at their nominal value during the second quarter of 2004. The cancellation of the program did not have a significant impact on the results and financial position of the Group.

Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. The financial expense for the six months ended June 30, 2004 amounted to € 5 million.

We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carry-back receivable sold.

Securitization of accounts receivables. In December 2003, we entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from our Group representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. At June 30, 2004, our Group was a shareholder of the special purpose vehicle, which is fully consolidated in accordance with paragraph 10052 of Regulation no. 99-02 of the “Comité de Réglementation Comptable”. The receivables sold at June 30, 2004, which amounted to € 52 million, are therefore maintained in the consolidated balance sheet. At June 30, 2004, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.

Contractual payment obligations and off-balance sheet contingent commitments under U.S. GAAP. The following table presents minimum payments we will have to make in the future under contracts and firm commitments under U.S. GAAP.

	Payment Deadline
	Before
	December 31,
Contractual payment obligations	2005	2006-2007	2008-2009	2010 and after	Total
	(in millions)
Financial debt (excluding capital leases)	€1,355	€1,044	€1,029	€1,493	€4,921
Capital lease obligations	18	24	24	36	102

Subtotal — included in our balance sheet	€1,373	€1,068	€1,053	€1,529	€5,023

Operating leases	120	144	104	133	501
Commitments to purchase fixed assets	22	—	—	—	22
Unconditional purchase obligations(a)	261	113	—	—	374

Subtotal — not included in our balance sheet	€403	€257	€104	€133	€897

Total contractual obligations	€1,776	€1,325	€1,157	€1,662	€5,920

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.

The main differences between contractual obligations under U.S. GAAP and under the accounting principles that we follow are:

•	the carry-back receivable (mentioned above) is included in our financial debt under U.S. GAAP due to our continuing involvement in this asset, through our ability to reacquire the receivable in certain circumstances,

•	the application of SFAS 133 to the accounting of some derivative instruments (mainly derivative instruments used to reduce exposure to interest rate risk), as described in Note 19(c) to our unaudited interim consolidated financial statements, and

•	some of our lease contracts are recorded as capital leases under U.S. GAAP, and as operating leases under French GAAP.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect our capital expenditures in 2004 to be approximately € 400 million.

We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the current environment and given our limited ability to access the fixed income market at this point. In addition, if we do not meet the financial covenants contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.

Qualitative and Quantitative Disclosures About Market Risk

At June 30, 2004, our exposure to market risks was not materially different from our exposure at the end of last year, as described in our Form 20-F for the year ended December 31, 2003.

Research and Development

Expenditures. In the first half of 2004, our research and development expenditures totaled € 821 million (14.2% of consolidated net sales for the six months ended June 30, 2004) compared to expenditures of € 810 million in the first six months of 2003 (14.1% of consolidated net sales for the six months ended June 30, 2003).

September 27, 2004

ALCATEL AND SUBSIDIARIES
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2004

Unaudited interim consolidated income statements for the six month periods ended June 30, 2004 and 2003	F-2

Unaudited interim consolidated balance sheets at June 30, 2004 and December 31, 2003	F-3

Unaudited interim consolidated statements of cash flows for the six month periods ended June 30, 2004 and 2003	F-5

Unaudited interim consolidated statements of changes in shareholders’ equity	F-6

Notes to unaudited interim consolidated financial statements:

— Summary of accounting policies	F-7
— Change in consolidated companies	F-7
— Information by business segment	F-9
— Information by geographical region	F-11
— Other	F-11
— Reconciliation to U.S. GAAP	F-30

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

		Six month period ended June 30,
	Note	2004 (a)	2004	2003
		(in millions, except per share information)

Net sales	(3)	$7,049	€5,788	€6,107
Cost of sales	(4)	(4,394)	(3,608)	(4,224)

Gross margin	(4)	2,655	2,180	1,883

Administrative and selling expenses		(1,319)	(1083)	(1,171)
R&D costs	(4)	(1,000)	(821)	(828)

Income (loss) from operations	(3)	336	276	(116)

Interest expense on notes mandatorily redeemable for shares		(27)	(22)	(24)
Financial income (loss)	(5)	(54)	(44)	(94)
Restructuring costs	(14)	(161)	(132)	(578)
Other revenue (expense)	(7)	336	276	117

Income (loss) before amortization of goodwill and tax		431	354	(695)

Income tax	(8)	54	44	(50)
Share in net income (loss) of equity affiliates and discontinuing or discontinued operations	(6)	(21)	(17)	(136)

Consolidated net income (loss) before amortization of goodwill and purchased R&D		464	381	(881)

Amortization of goodwill	(10)	(251)	(206)	(210)
Exceptional amortization of goodwill	(10)	—	—	(58)
Purchased R&D		(1)	(1)	—
Minority interests		(21)	(17)	13

Net income (loss)		191	157	(1,136)

Earnings (loss)per share (b)
Basic earnings (loss) per share	(9)	0.15	0.12	(0.86)
Diluted earnings (loss) per share	(9)	0.15	0.12	(0.86)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2179 on June 30, 2004.

(b)	Earnings (loss) per share for the second quarter of 2003 and the first half of 2003 have been restated to take into account the changes made to IAS 33 in December 2003 (see note 9).

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

		June 30,	June 30,	December 31,
	Note	2004 (a)	2004	2003
		(in millions)

Goodwill, net	(10)	$4,459	€3,661	€3,839
Other intangible assets, net		369	303	284

Intangible assets, net		4,828	3,964	4,123
Property, plant and equipment		6,518	5,352	6,317
Depreciation		(4,939)	(4,055)	(4,817)

Property, plant and equipment, net		1,580	1,297	1,500
Share in net assets of equity affiliates and net assets and liabilities of discontinuing operations	(6)	537	441	391
Other investments and miscellaneous, net		1,030	846	822

Investments and other financial assets, net		1,567	1,287	1,213

TOTAL FIXED ASSETS		7,975	6,548	6,836

Inventories and work in progress, net	(11)	2,280	1,872	1,432

Trade receivables and related accounts, net	(11)	3,829	3,144	3,364
Other accounts receivable, net		3,868	3,176	3,231

Accounts receivable, net		7,697	6,320	6,595

Marketable securities, net (b)		2,273	1,866	1,635
Cash, net		4,285	3,518	4,634

Cash and cash equivalents		6,557	5,384	6,269

TOTAL CURRENT ASSETS		16,534	13,576	14,296

TOTAL ASSETS		24,509	20,124	21,132

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2179 on June 30, 2004.

(b)	Cash and cash equivalents as of June 30, 2004 include, within marketable securities, listed securities amounting to € 54 million (€ 44 million at December 31, 2003). Excluding listed securities, cash and cash equivalents as of June 30, 2004 amount to € 5,330 million (€ 6,225 million at December 31, 2003), which correspond to the total cash and cash equivalents at the end of the period as indicated in the consolidated statements of cash flows.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS’ EQUITY

		June 30,	June 30,	December 31,
		After - 2004	After - 2004	After - 2003
	Notes	Appropriation(a)	Appropriation	Appropriation
		(in millions)

Capital stock (€2 nominal value: 1,285,677,429 ordinary shares issued at June 30, 2004 and 1,284,410,224 ordinary shares issued at December 31, 2003)		$3,131	€2,571	€2,569
Additional paid-in capital		9,221	7,571	7,562
Retained earnings		(5,859)	(4,811)	(4,855)
Cumulative translation adjustments		(572)	(470)	(518)
Net income		191	157	—
Less treasury stock at cost		(2,105)	(1,728)	(1,728)

SHAREHOLDERS’ EQUITY	(12)	4,007	3,290	3,030

MINORITY INTERESTS		465	382	363

OTHER EQUITY
Notes mandatorily redeemable for shares	(13)	786	645	645

Accrued pension and retirement obligations		1,205	989	1,010
Other reserves	(14)	3,137	2,576	3,049

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,342	3,565	4,059

Convertible bonds issued	(15)	1,245	1,022	1,022
Bonds and notes issued	(15)	4,023	3,303	3,782

Other borrowings		518	425	489

TOTAL FINANCIAL DEBT		5,785	4,750	5,293
Customers’ deposits and advances	(11)	1,547	1,270	1,181
Trade payables and related accounts	(11)	4,226	3,470	3,617
Debts linked to bank activity		276	227	224
Other payables		3,075	2,525	2,720

TOTAL OTHER LIABILITIES		9,125	7,492	7,742

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		24,509	20,124	21,132

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2179 on June 30, 2004.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month period ended
	June 30,	June 30,	June 30,
	2004 (a)	2004	2003
	(in millions)

Cash flows from operating activities
Net income (loss)	$191	€157	€(1,136)
Minority interests	21	17	(13)
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation and amortization	276	227	310
— Amortization of goodwill and purchased R&D	251	206	268
— Changes in reserves for pension obligations, net	1	1	47
— Changes in other reserves, net	(485)	(398)	51
— Net (gain) loss on disposal of non-current assets	(345)	(283)	(155)
— Share in net income of equity affiliates and discontinuing operations (net of dividends received)	47	39	147

Net cash provided (used) by operating activities before changes in working capital	(41)	(34)	(481)

Net change in current assets and liabilities:
— Decrease (increase) in inventories	(616)	(506)	254
— Decrease (increase) in accounts receivable	387	318	859
— Decrease (increase) in advances and progress payments	(5)	(4)	28
— Increase (decrease) in accounts payable and accrued expenses	(175)	(144)	(504)
— Increase (decrease) in customers’ deposits and advances	(45)	(37)	(40)
— Net change in other receivables and payables	(127)	(104)	(409)

Net cash provided (used) by operating activities (1)	(622)	(511)	(293)

Cash flows from investing activities
Proceeds from disposal of fixed assets	91	75	375
Capital expenditures	(192)	(158)	(110)
Decrease (increase) in loans (2)	287	236	191
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(160)	(131)	(5)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	508	417	113
Disposed of or discontinued operations*	(105)	(86)	(56)

Net cash provided by investing activities	430	353	508

Net cash flows after investing activities	(192)	(158)	215
Cash flows from financing activities
Increase (decrease) in short-term debt	(1,474)	(1,210)	(281)
Proceeds from issuance of long-term debt	563	462	—
Proceeds from issuance of convertible bonds (ORANE) or notes mandatorily redeemable for shares (OCEANE)	—	—	1,022
Proceeds from issuance of shares	5	4	—
Dividends paid	(10)	(8)	(6)

Net cash provided (used) by financing activities	(916)	(752)	735

Net effect of exchange rate changes	23	19	(59)

Net increase (decrease) in cash and cash equivalents	(1,085)	(891)	891

Cash and cash equivalents at beginning of period including disposed of activities	7,581	6,225	6,065

Cash and cash equivalents at beginning of period excluding disposed of activities	7,577	6,221	6,065

Cash and cash equivalents at end of period, excluding listed securities	6,491	5,330	6,956

Operational cash flows (1) + (2) = Net cash provided (used) by operating activities + Decrease (increase) in loans	(335)	(275)	(102)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2179 on June 30, 2004.

*	The consolidated statements of cash flows are presented so as to isolate cash flows relating to disposed of or discontinued operations (see note 6).

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOL IDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Treasury
	Number	Number							stock
	of shares	of shares		Additional		Exchangeable	Cumulative	Net	owned by	Share-
	outstanding	outstanding	Capital	paid-in	Retained	shares Alcatel	translation	income	consolidated	holders’
	class A	class O	stock	capital	earnings	Networks Corp.	adjustments	(loss)	subsidiaries	equity
	(in millions of euros except for number of shares outstanding)

Balance at December 31, 2002 after appropriation	1,176,477,274	25,503,345	2,529	21,602	(17,357)	250	(283)	—	(1,734)	5,007

Conversion of class O shares into ordinary shares	26,000,000	(26,000,000)								—
Acquisition of iMagic TV	3,531,332		7	19						26
Repayment of convertible bonds (ORANE)	1,828		0	0						0
Acquisition of TiMetra	15,534,934		31	94	(141)					(16)
Other capital increases	148,632	485,000	2	4						6
Exchangeable shares Alcatel Networks Corporation					44	(44)				—
Net change in treasury stock of shares owned by consolidated subsidiaries	144,005	11,655			(1)				6	5
Adjustment relating to the acquisition of Kymata					68					68
Other adjustments					113					113
Translation adjustments							(235)			(235)
Net income (loss)								(1,944)		(1,944)
Proposed appropriation of net income (loss)				(14,157)	12,213			1,944

Balance at December 31, 2003 after appropriation	1,221,838,005	—	2,569	7,562	(5,061)	206	(518)	—	(1,728)	3,030

Other capital increases	1,267,205		2	9						11
Exchangeable shares Alcatel Networks Corporation					2	(2)				—
Net change in treasury stock of shares owned by consolidated subsidiaries	393,835				6					6
Other adjustments					38					38
Translation adjustments							48			48
Net income (loss)								157		157

Balance at June 30, 2004 before appropriation	1,233,499,045	—	2,571	7,571	(5,015)	204	(470)	157	(1,728)	3,290

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of accounting policies

     The interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) as of June 30, 2004 and for the first half of 2004 are presented in accordance with the Conseil National de la Comptabilité (CNC)’s recommendation of March 1999 concerning interim financial statements and apply the same principles and accounting methodology as those applied in the annual consolidated financial statements. From January 1, 2002, Alcatel has applied regulation n°00-06, Regulation on liabilities, approved by the “Comité de la Réglementation Comptable”.

     As part of the changeover to IFRS (International Financial Reporting Standards) on and after January 1, 2005, the method of presenting certain income statement captions has been modified. Primarily, the presentation changes concern recurring goodwill amortization charges (charges that will no longer be incurred in accordance with IFRS 3), which are presented separately from exceptional amortization charges (resulting from goodwill impairment tests), and research and development costs (see note 4). In addition, the “pooling of interests” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 (see note 10). The financial statements as of June 30, 2004 and for the first half of 2004 do not fully reflect the financial statement presentation required by the changeover to IFRS. The new reporting standards will lead to other effects that are currently being analyzed.

     Furthermore, the following should be noted :

a)  Seasonal nature of activity

     Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the CNC’s recommendation of March 1999, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which the sales occured.

b)  Income tax

     For interim financial statements, the income tax charge (current and deferred) is calculated by applying the estimated effective annual tax rate for the year under review to net income for the period for each entity or tax grouping.

     Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that those assets will be realized in the future.

Note 2
Changes in consolidated companies

     The main changes in the consolidated companies for the first half of 2004 were as follows :

•	On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group that specialized in battery operations, to Doughty Hanson for € 390 million. The battery operations were recorded as a discontinued operation for the year ended December 31, 2003. The gain on disposal amounted to € 251 million and has been recorded in the first quarter of 2004 under “other revenue (expense)” (see note 7).

•	On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the signature of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company will be 55% owned by TCL and 45% owned by Alcatel and will be consolidated under the equity method in Alcatel’s accounts as the date of the execution of the definitive agreements, which is expected to occur in the third quarter of 2004. The Group’s mobile handset operations will remain consolidated in the Group’s financial statements until the date of the definitive agreements.

•	On May 17, 2004, Alcatel announced that it had signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. Draka will own 50.1% and Alcatel will own 49.9% of the new company, Draka Comteq B.V.. This company will be consolidated under the equity method from July 1, 2004. Alcatel’s optical fiber activity is accounted for as a discontinued operation on and after January 1, 2004 (see note 6).

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•	On June 18, 2004, Alcatel and Finmeccanica announced the signature of a memorandum of understanding to merge their space activities through the creation of two sister companies, to which both partners will contribute their respective satellite industrial and service activities.

The new company, of which Alcatel would hold approximately 67% and Alenia Spazio, a unit of Finmeccanica, would own approximately 33%, will combine Alcatel Space and Alenia Spazio’s industrial activities. This company will concentrate on the design, development and manufacturing of space systems, satellites, equipment, instruments, payloads and associated ground systems. The management team of this company will be located in France. The company will operate through five business divisions (Telecommunications, Optical Observation and Science, Observation Systems and Radar, Navigation, Infrastructure and Transportation).

The second company, of which Finmeccanica would hold approximately 67% and Alcatel approximately 33%, will combine Telespazio (Finmeccanica group) with Alcatel Space’s operations and services activities. This company will concentrate on operations and services for satellite solutions, which includes control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its management team will be located in Italy.

The memorandum of understanding anticipates that Alcatel and Finmeccanica will account for the industrial company and the services company using proportionate consolidation from and after the definitive date of the contributions.

The creation of the two new companies is expected to be completed by the end of 2004, subject to the signing of definitive agreements and necessary approvals by shareholders and regulatory authorities.

The main changes for 2003 in the consolidated companies of the Group were as follows:

•	In February 2003, Alcatel exercised its option to put its 50% shareholding in Atlinks to Thomson, its joint venture partner. This put option was part of the initial contract signed in 1999 with Thomson. Alcatel received € 68 million. Atlinks was consolidated under the equity method and this disposal has not had a significant impact on the Group’s financial statements (see note 6).

•	At the end of April 2003, Alcatel completed the acquisition of iMagic TV Inc, a Canadian company, which develops software products that enable service providers to create, deliver and manage digital television and media services over broadband networks. Alcatel already owned 16% of this company. The remaining 84% of the company was acquired for 3.5 million Alcatel ADSs (American Depositary Shares), having a market price of € 26 million on the date of acquisition. This company is consolidated from May 1, 2003. This acquisition has not had a significant impact on the accounts of Alcatel.

•	In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest Alcatel’s optical components business. This transaction was completed on July 31, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of the new entity, which is consolidated using the equity method. The financial results and financial position of the optical components business have been accounted for as a disposed of or discontinued operation (see note 5).

•	In June 2003, Alcatel entered into a settlement that brought to an end Alcatel’s litigation against Loral and its subsidiary, Space Systems/Loral Inc. With this agreement, Alcatel purchased Loral’s shares in the company, Europe*Star, bringing Alcatel’s stake in this company to 95% from 51%. This company, previously accounted for under the proportionate consolidation method at 51%, was fully consolidated from July 1, 2003. As a result of this change in the method of consolidation, financial debt increased by € 111 million. There was no other significant impact on the consolidated financial statements. On July 15, 2003, Loral filed for bankruptcy protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Although it is not possible at this time to determine the consequences resulting from this event, Alcatel considers that its impact will not have a material effect on its financial position.

•	In July 2003, Alcatel completed the acquisition of TiMetra Inc., a California company specializing in IP/MPLS service routing at the network edge. TiMetra shares was acquired for 18 million Alcatel ADSs, having a market price of € 145 million on the date of acquisition. This company was consolidated from August 1, 2003.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     In order to make comparisons easier, restated income statements, which have not been subjected to a limited review by the statutory auditiors, are presented to take into account changes in the consolidated companies and discontinuation of the following businesses:

—	sale of the optical components business announced in May 2003 and finalized in July 2003;

—	disposal of Saft announced in October 2003 and finalized in January 2004.

—	disposal in progress of the optical fiber activity announced in May 2004 and completed in July 2004.

     Data for the first half of 2003 and the first half of 2004 have been restated to show the results of the above businesses under the caption share in net income of equity affiliates and discontinuing or discontinued operations:

		Six months ended
		June 30, 2003
	Six months ended	restated
	June 30, 2004	(not reviewed)
	(in millions of euros, except pershare information)

Net sales	5,788	5,760
Cost of sales	(3,608)	(3,950)

Gross margin	2,180	1,810

Administrative and selling expenses	(1,083)	(1,117)
R&D costs	(821)	(810)

Income from operations	276	(117)

Interest expense on notes mandatorily redeemable for shares	(22)	(24)
Financial income (loss)	(44)	(99)
Restructuring costs	(132)	(563)
Other revenue (expense)	276	249

Income before amortization of goodwill and taxes	354	(554)

Income tax	44	(42)
Share in net income of equity affiliates and discontinuing or discontinued operations	(17)	(296)

Consolidated net income before amortization of goodwill and purchased R&D	381	(892)

Amortization of goodwill	(206)	(210)
Exceptional amortization of goodwill	—	(47)
Purchased R&D	(1)	—
Minority interests	(17)	13

Net income	157	(1,136)

Earnings per share
Basic earnings per share	0.12	(0.86)
Diluted earnings per share	0.12	(0.86)

Note 3
Information by business segment and by geographical region

a)  Information by business segment

The tables below present information by business segments; taking into account the new organization put into place at the beginning of 2003, comprising three business segments, addressing three principal markets. Previously, Alcatel was organized along technology lines.

     The first two business segments, Fixed Communications and Mobile Communications, serve the telecom service provider markets and comprise:

—	infrastructure equipment divisions responsible for network equipment and pre and post commissioning tasks. These divisions have a strong focus on network solutions in their respective markets,

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

—	a division focusing on applied solutions, which includes application software activities and which interacts with the equipment divisions.

     The third business segment, Private Communications, fulfills a dual function:

—	it is responsible for all communications markets other than telecom operator markets and is organized along vertical market segment lines covering equipment, network and applied solutions,

—	it provides network services supporting the entire portfolio of Alcatel customers.

     The segment, Other, includes miscellaneous businesses outside Alcatel’s core businesses, such as corporate purchasing, reinsurance and banking activities and corporate holding companies accounting mainly for corporate expenses. None of these activities are sufficiently significant to be disclosed as reportable segments.

     The information by segment follows the same accounting policies as those used and described in these consolidated financial statements.

1)  Net sales

		Six months ended
		June 30, 2003
	Six months ended	Restated
	June 30, 2004	(not reviewed)
	(in millions of euros)
Fixed Communications	2,486	2,640
Mobile Communications	1,599	1,632
Private Communications	1,794	1,685
Other	—	7
Eliminations	(91)	(204)

Total Group	5,788	5,760

2)  Income (loss) from operations

		Six months ended
		June 30, 2003
	Six months ended	Restated
	June 30, 2004	(not reviewed)
	(in millions of euros)

Fixed Communications	164	(53)
Mobile Communications	118	25
Private Communications	70	(13)
Other	(76)	(76)

Total Group	276	(117)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b)  Information by geographical region

     The following table breaks down information by geographical segment.

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	World*	Consolidated
	(in millions of euros)

Six months ended June 30, 2004
Net sales
— by subsidiary location	2,069	556	1,043	98	677	956	389	5,788
— by geographical region	770	403	1,314	396	929	937	1,039	5,788
Six months ended June 30, 2003 restated (not reviewed)
Net sales
— by subsidiary location	2,145	484	1,044	128	703	883	373	5,760
— by geographical region	700	344	1,381	452	1,015	826	1,042	5,760

Note 4
Research and development costs

		Six months ended	Six months ended
	Six months ended	June 30, 2003	June 30, 2003
	June 30, 2004	published	Restated (a)
	(in millions of euros)

Research costs	41	117	104
Development costs	756	711	706
Customer-funded research and development	24	—	—

R&D costs	821	828	810

Customer-funded research and development	—	24	24
Customer design engineering costs	117	142	142
Capitalized development costs	20	5	5

R&D effort	958	999	981

As a % of sales	16.6%	16.4%	17.0%

(a)	Relates to restated data, not reviewed by the statutory auditors, taking into account changes in the consolidated companies described in note 2.

     Customer design engineering costs represent amounts disbursed under the terms of contracts with customers that are expensed to cost of sales. Certain software development costs are capitalized. The net amount capitalized (being the capitalization of certain costs of the period less the amortization charge of previously capitalized costs) results in a decrease of R&D costs.

     As part of the changeover to IFRS beginning January 1, 2005, on January 1, 2004 the method of presenting R&D costs has been revised to better reflect the requirements of IAS 18 (Revenue) and IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).

     Prior to January 1, 2004, research and development grants and license revenues received were deducted from R&D costs, and costs incurred in respect of customer-funded research and development or research contracts were systematically recorded in cost of sales.

     Commencing January 1, 2004, research and development costs include research financed by institutions or carried out in the framework of research contracts.

     The purpose of changing the manner in which the research and development effort is presented is to improve the quality of the information given, to prepare for the changeover to IFRS and to be more in line with the accounting practice of the Group’s principal competitors.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For information purposes, the new method of presentation would have had the following impacts on the financial results reported for the first half of 2003:

	Six months ended
	June 30, 2003*
	New	Previous
	presentation	presentation
	(in millions of euros)
Net sales	5,795	5,760
revenue relating to R&D	35	—
Cost of sales	(3,926)	(3,950)

Gross profit	1,869	1,810

Administrative and selling expenses	(1,117)	(1,117)
R&D costs	(869)	(810)

Income (loss) from operations	(117)	(117)

*	Restated for changes in the consolidated companies (see note 2).

Note 5
Financial income (costs)

	Six months ended June 30,
	2004	2003
	(in millions of euros)
Net interest (expense) income	(46)	(31)
Dividends	5	3
Provisions (a)	42	(13)
Net exchange gain (loss)	5	(4)
Financial component of pension costs	(30)	(40)
Other financial items, net	(20)	(9)

Net financial income (loss)	(44)	(94)

(a)	Relating primarily for the first half of 2004 to the change in provisions on customer loans.

Note 6
Equity affiliates and disposed of or discontinued operations

	Six months ended June 30,
Income statement	2004	2003
	(in millions of euros)
Share in net income of equity affiliates	1	(5)
Income of discontinued or discontinuing operations (a)	(18)	(131)

Total	(17)	(136)

(a)	Disposed of or discontinued operations for 2003 and 2004 are described in note 2.

	June 30,	December 31,
Balance sheet	2004	2003
	(in millions of euros)
Share in net assets of equity affiliates	309	285
Assets and liabilities of discontinuing operations, net (a)	132	106

Total	441	391

(a)	The discontinued operation at June 30, 2004 was the optical fiber activity (see note 2). The discontinued operation at June 30, 2003 was the optical components business (see note 2).

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The discontinued operation at December 30, 2003 was the Saft Group (see note 2).

     The income statements of disposed of or discontinued operations for the first half of 2004 and the first half of 2003 are analyzed as follows:

	Six months ended June 30,
	2004	2003
	(in millions of euros)
Net sales(a)	65	7
Cost of sales(a)	(65)	(33)

Gross margin	0	(26)

Administrative and selling expenses	(13)	(18)
R&D costs	(2)	—

Income (loss) from operations	(15)	(44)

Net income (loss)	(18)	(131)

(a)	Net sales and cost of sales represent transactions outside the Group and are therefore after elimination of intra-Group transactions.

     The cash flows of disposed of or discontinued operations for the first half of 2004, the first half of 2003 and 2003 were as follows:

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
		(in millions of euros)
Net income (loss)	(18)	(131)	(101)
Net cash provided (used) by operating activities before changes in working capital	(57)	(63)	(3)
Net cash provided (used) by operating activities	(88)	(46)	(5)
Net cash provided (used) by investing activities	2	(8)	(51)
Net cash provided (used) by financing activities	82	55 *	60 *
Net effect of exchange rate changes	0	—	(5)
Net increase (decrease) in marketable securities and cash	(4)	1	(1)

*	The Group’s Central Treasury provided financing for the optical components business, the Saft Group and the optical fiber activity until the date of disposal.

     For the first half of 2003, disposed of or discontinued operations were the optical components business (Optronics France and Optronics UK (formerly Kymata)) disposed of to Avanex in May 2003 (see note 2).

     Disposed of or discontinued operations as of December 31, 2003 were the optical components business (Optronics France and Optronics UK, formerly Kymata) and the Saft Group.

     Disposed of or discontinued operations as of June 30, 2004 were the optical fiber activities that are the subject of a disposal agreement with Draka in May 2004 (see note 2).

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 7
Other revenue (expense)

	Six months ended June 30,
	2004	2003
	(in millions of euros)
Net capital gain (losses) on disposal of property, plant and equipment	15	211
Net capital gain (losses) on disposal of shares	268	(56)

Net capital gains on disposal of fixed assets(a)	283	155

Write-off of trade receivables and inventories(b)	13	(5)
Write-off of other assets(c)	(2)	(123)
Cost linked to the discontinuation or disposal of activities	—	5
Other	(18)	84

Other revenue (expense)	(7)	(38)

Total	276	117

(a) of which:
— disposal of Saft shares	251	—
— disposal of real estate assets	—	209
— disposal of the optical components business	—	(81)
— miscellaneous	32	27
(b) of which:
— related to the Fixed Communications segment	13	(20)
— related to the Mobile Communications segment	—	—
— related to the Private Communications segment	—	15
(c) of which:
— impairment of fixed assets in the Fixed Communications segment	(2)	(123)

Note 8
Analysis of income tax benefit (charge)

	Six months ended June 30,
	2004	2003
	(in millions of euros)
Current income tax charge (credit)	68	(28)
Deferred income tax charge (credit), net	(24)	(22)

Income tax (credit) charge	44	(50)

     Given negative income expectations for 2002 and local tax regulations, the Group extended from the second quarter of 2002 the scope of countries where deferred tax assets are no longer recorded. As income expectations are now more favorable, deferred tax assets of € 44 million were recorded in Belgium during the first half of 2004. These were more than offset by the write-off of deferred tax assets in other countries.

Note 9
Earnings per share

     Earnings per share are calculated in compliance with IAS 33 (as revised December 2003).

     Basic earnings per share are computed using the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the earnings per share calculation (including shares exchangeable within five years for ADSs).

     In accordance with revised IAS 33 (paragraph 23), the weighted average number of shares to be issued upon conversion of notes mandatorily redeemable for shares is included in the calculation of basic earnings per share for the first half of 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The calculation of diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income is adjusted for after-tax interest expense relating to convertible and redeemable bonds.

     The dilutive effects of stock option or stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from exercise or purchase are assumed to be used first to purchase shares at market price. The dilutive effects of notes mandatorily redeemable for shares are calculated on the assumption that the notes will be systematically redeemed for shares (the “if converted method”).

     As a result of the approval received at the shareholders’ meeting held on April 17, 2003, Alcatel’s Class O shares were converted into ordinary shares on a one-for-one basis. The earnings per share amounts for the ordinary shares presented below are therefore restated to include the Class O shares, which are considered to be ordinary shares for all periods presented.

     The tables below reconcile basic earnings per share to diluted earnings per share for the two periods presented:

	Ordinary shares
First half of 2004	Net income	Number of shares	Per share amount
	(in millions of euros)
Basic earnings per share	157	1,344,207,844	€0.12
Stock option plans	—	15,370,191	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	157	1,359,578,035	€0.12

     Ordinary shares:

     As of June 30, 2004, shares and share equivalents held by consolidated subsidiaries amounted to 61,844,330 and nil, respectively.

     Shares subject to future issuance:

     The number of stock options not exercised as of June 30, 2004 amounted to 130,633,687 shares. Only 15,370,190 share equivalents were taken into account for the calculation of the diluted earnings per share because of their anti-dilutive effect.

     Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s mandatorily redeemable notes (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares
First half of 2003	Net income	Number of shares	Per share amount
	(in millions of euros)
Basic earnings per share	(1,136)	1,323,988,807	€(0.86)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(1,136)	1,323,988,807	€(0.86)

     Ordinary shares:

     As of June 30, 2003, shares and share equivalents held by consolidated subsidiaries amounted to 62,893,631 and nil, respectively.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 10
Goodwill, net

		June 30, 2004			December 31,
	Amort.	Gross	Cumulative		2003
Acquisitions	Lengh	value	amortization	Net	Net
	(in millions of euros)
CFA(a)	20	3,614	(2,541)	1,073	1,163
Telettra	20	1,703	(1,341)	362	383
“Submarine” activities	20	328	(139)	189	197
Alcatel Submarine Networks Tel	20	906	(765)	141	144
Alcatel Network Systems Inc.	20	550	(423)	127	130
Alcatel Space	20	1,235	(379)	856	879
Thales (formely Thomson-CSF)	20	262	(84)	178	185
Xylan/Packet Engines	20	1,003	(701)	302	300
Alcatel Shanghai Bell	20	148	(15)	133	135
Others	5 to 20	748	(448)	300	323

Total		10,497	(6,836)	3,661	3,839

(a)	Corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.

     For the first half of 2004, the amortization charge amounted to € 206 million.

     In 2002, the Group acquired an additional 18.35% interest in the capital of Alcatel Shanghai Bell, which enabled the Group to assume control of this company in which it had held a 31.65% interest and had previously accounted for under the equity method. As a result, this entity has been fully consolidated since July 1, 2002 and final goodwill of € 142 million (€ 148 million at June 30, 2004, due to changes in exchange rates) was booked at December 31, 2003.

     Historically, Alcatel has not charged goodwill to shareholders’ equity. However, certain acquisitions have been accounted for using the pooling of interests method of accounting for stock-for-stock business combinations (provided for in article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable” (CRC). As a result of the changeover to IFRS from and after January 1, 2005, this method of accounting has been abandoned as from January 1, 2004, since it is not in compliance with the IFRS 3 reporting standard. Details of the last acquisition accounted for by this method are given below.

     The acquisition of TiMetra during the third quarter of 2003 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations (art. 215) was applied to this acquisition. As a result, € 141 million, representing the difference between the acquisition price and the net book value of TiMetra’s assets and liabilities acquired, was charged to shareholders’ equity.

     Other than TiMetra, the pooling of interests method of accounting for stock-for-stock business combinations (art. 215) was also applied to the acquisitions of Astral Point, Telera, DSC, Genesys and Newbridge.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 11
Operating working capital

	December 31,		Change in consolidated	Translation adjustments
	2003	Cash flow	companies	and other	June 30, 2004
	(in millions of euros)
Inventories and work in progress, net	2,410	506	(67)	(259)	2,590
Receivables and related accounts, net (a)	3,800	(318)	(69)	90	3,503
Advances and progress payments, net	106	4	(6)	2	106
Advances and customer deposits	(1,181)	37	—	(126)	(1,270)
Accounts payable and accrued expenses	(3,617)	144	41	(38)	(3,470)

Operating working capital — gross	1,518	373	(101)	(331)	1,459

Valuation allowance	(1,414)	—	44	292	(1,078)
Operating working capital — net	104	373	(57)	(39)	381

(a)	Customer receivables sold without recourse amounted to € 739 million at June 30, 2004 (€ 898 million at December 31, 2003).

Note 12
Shareholders’ equity

Dividends

     The annual Shareholders’ Meeting of June 4, 2004 decided not to distribute any dividends in respect of 2003.

Note 13
Other equity

     On December 19, 2002, Alcatel issued 120,786,517 bonds, of nominal value € 5.34 each, mandatorily redeemable for new or existing shares (ORANE) (one share for one bond), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes bear an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each bond.

     For the repayment of the ORANEs, Alcatel may either issue new shares, use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations.

     During 2003, 2,338 bonds were repaid by issuance of 1,828 shares (the difference corresponding to the reimbursement of prepaid interest by the bondholders). During the second quarter 2004, 2,450 bonds were repaid by issuance of 2,128 shares.

     Interest due on the ORANEs for the first half of 2004 amounted to € 22 million.

Note 14
Other reserves

a) Period end balance

	June 30,	December 31,
	2004	2003
	(in millions of euros)
Reserves for product sales	1,083	1,203
Reserves for restructuring	807	1,068
Other reserves	686	778

Total	2,576	3,049

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b) Changes during the first six months of 2004

					Change in
	December 31,				consolidated		June 30,
	2003	Increase	Used	Reversals	companies	Other	2004
	(in millions of euros)
Reserves for product sales	1,203	239	(204)	(171)	(29)	45	1,083
Reserves for restructuring	1,068	148	(332)	(17)	(55)	(5)	807
Other reserves	778	64	(17)	(95)	(10)	(34)	686

Total	3,049	451	(553)	(283)	(94)	6	2,576

Impact on the income statement (net of expenses booked):
— income from operations (a)		(258)		190			(68)
— financial income (loss)		(2)		4			2
— restructuring costs		(148)		17			(131)
— other revenue (expense)		(40)		19			(21)
— taxes		(3)		53			50

Total		(451)		283			(168)

(a)	Includes a release of € 28 million to income (loss) from operations from a reserve made to income (loss) from operations in 2000 and 2001, in connection with the resolution of legal proceedings with a distributor during the first half 2004 and a release of € 49 million in income taxes corresponding to a change in the estimate of a provision for tax risks.

c) Analysis of reserves for restructuring

	June 30, 2004	December 31, 2003
	(in millions of euros)
Opening balance	1068	919

Expensed during period	(332)	(980)
New plans and adjustments to previous estimates(a)	131 *	1,160
Effect of acquisition (disposal) of consolidated subsidiaries, net	(55)	(20)
Currency translation adjustments and other changes	(5)	(11)

Closing balance	807	1,068

(a)	Restructuring costs amounted to € 132 million, of which € 131 million was in respect of new plans and adjustments to previous estimates and € 1 million was in respect of asset write-offs during the first half of 2004.

     For 2003, restructuring reserves related mainly to costs linked to continuing layoffs in France, Italy, Spain, Germany and the United States.

     For the first half of 2004, restructuring reserves related primarily continuing layoffs in France.

Note 15
Financial debt

a) Convertible bonds

     On June 12, 2003, Alcatel issued 63,192,027 bonds having a nominal value of €16.18 each, convertible into new or existing Alcatel ordinary shares (OCEANE) for a total value of € 1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b) Other bonds

     Changes in the first half 2004:

     — Offer to exchange bonds:

     On March 17, 2004, Alcatel launched an offer to exchange bonds in a strategy primarily to extend its average debt maturity. On March 30, 2004, Alcatel announced that bonds with a nominal value of € 366 million, of Alcatel’s 7% bond issue of € 1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of € 412 million, due 2014. The new bonds bear interest at 6.375% per annum and produce a return of 6.49%. Additional bonds having a nominal value of € 50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to € 462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter of 2004. The difference between the amount paid to repurchase the bonds and the nominal value of the bonds repurchased in the exchange offer will be amortized over the life of the bonds in accordance with the requirements of IAS 39. The amortization charge for the first half of 2004 included in financial income (costs) amounted to € 1 million.

     — Repurchases and repayments:

     During the first half of 2004, certain other bonds were subject to buy-back and cancellation, amounting to € 406 million and corresponding to a nominal value of € 392 million, detailed as follows:

Repurchased bonds	Nominal value repurchased
5,75% FRF due February 2004	€762,245
5% EUR due October 2004	€21,019,000
5,875% EUR due September 2005	€132,965,000
Zero-rate coupon due June 2006	€76,750,081
5,625 % EUR due March 2007	€27,991,160
7% EUR due December 2006	€132,641,000

     The difference between the amount paid to repurchase the bonds and the nominal value of the bonds repurchased was included in financial income (costs) in “other financial items (net)” (see note 5).

     The other change for the first half 2004 was the repayment on February 17, 2004 of the remaining € 183 million of € 305 million in bonds at a fixed rate of 5.75% issued by Alcatel in February 1994.

     Changes in 2003

     During 2003, € 987 million of bonds were repurchased and cancelled, either on the occasion of the tender offer (described below), or as a result of selective buy-back operations.

     — 2003 tender offer to repurchase bonds

     Following the issuance of bonds convertible into new or existing Alcatel ordinary shares (OCEANE) referred to above, and with the aim of extending the maturity dates of its financial debt, Alcatel announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005. Under this offer, Alcatel purchased € 352 million of bonds, having a nominal value of € 342 million. The difference between the amount paid to repurchase the bonds and the nominal value of the bonds repurchased has been included in financial income (loss).

     The result of this offer is set out in the following table:

Repurchased bonds	Nominal value repurchased
5,75% FRF due February 2004	€72,722,746
5% EUR due October 2004	€108,912,000
5,875% EUR due September 2005	€160,701,000

     The offer closed on July 7, 2003.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     — Other changes in 2003

     In addition to the tender offer to repurchase bonds, certain other bonds were repurchased and cancelled in 2003, amounting to € 642 million, corresponding to a nominal value of € 644 million, detailed as follows:

Maturity date	Nominal value repurchased
September 2003	€287,167,000
February 2004	€30,902,972
October 2004	€31,855,000
September 2005	€45,878,000
December 2006	€110,025,000
March 2007	€35,342,277
February 2009	€103,250,000

     The difference between the repurchased amount and the nominal value was included in financial income (costs).

     Other changes for 2003 were as follows:

—	Repayment on September 12, 2003 of the remaining € 271 million on € 600 million in floating rate bonds issued by Alcatel in September 2000,

—	Repayment on October 22, 2003 of the remaining € 284 million on € 305 million in bonds at a fixed rate of 6.375% issued by Alcatel in October 1993.

b) Credit rating and financial covenants

     As of July 28, 2004, Alcatel credit ratings were as follows:

	Long-term	Short-term
Rating Agency	Debt	Debt	Outlook	Last Update
Standard & Poor’s	BB–	B	Stable	March 10, 2004
Moody’s	B1	Not Prime	Positive	May 10, 2004

     In 2004, Standard and Poor’s revised Alcatel’s long-term debt credit rating from B+ to BB–, outlook stable and Moody’s revised its long-term rating outlook from stable to positive.

     Recent history of Alcatel’s long-term debt credit rating

Date	Standard & Poor’s		Date	Moody’s
March 10, 2004	BB–	Outlook Stable	May 10, 2004	B1	Outlook Positive
August 11, 2003	B+	Outlook Stable	December 5, 2003	B1	Outlook Stable
October 4, 2002	B+	Outlook Negative	November 20, 2002	B1	Outlook Negative
July 12, 2002	BB+	Outlook Negative	July 9, 2002	BA1	Outlook Negative
November 13, 2001	BBB	Outlook Negative	February 18, 2002	Baa2	Outlook Negative

     Rating clauses affecting Alcatel debt at June 30, 2004

     Alcatel’s short-term debt rating allows a very limited access to the commercial paper market. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings move back to investment grade.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     Syndicated facility

     On June 21, 2004, Alcatel closed a € 1,300 million 3-year multi-currency revolving credit facility. This facility replaced the undrawn € 1,375 million syndicated facility that was put in place on April 9, 2002 (for an initial amount of € 2,075 million, of which € 700 million matured within one year).

     The availability of this syndicated credit facility of € 1,300 million is not dependent upon Alcatel’s credit ratings. At June 30, 2004, the credit facility had not been drawn and remained undrawn at the date of approval of the first half of 2004’s financial statements by the Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants. The facility contains two financial covenants, the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to the capacity of Alcatel to generate sufficient cash to repay its net debt. As the Group had cash and cash equivalents in excess of its gross financial debt at June 30, 2004 and December 31, 2003, the above-mentioned ratios were not applicable at these dates.

Note 16
Disclosure related to off-balance sheet items

a) Contractual obligations

     The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments as of June 30, 2004. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheets.

	Maturity date
	Before
	December 31,			2010 and
At June 30, 2004	2005	2006-2007	2008-2009	after	Total
	(in millions of euros)
Contractual payment obligations
Financial debt (excluding capital leases)	1,336	845	1,020	1,495	4,696
Capital lease obligations	8	46	—	—	54

Sub-total — included in Balance Sheet	1,344	891	1,020	1,495	4,750

Operating leases	133	160	120	160	573
Commitments to purchase fixed assets	22	—	—	—	22
Unconditional purchase obligations(a)	261	114	—	—	375

Sub total — Commitments	416	274	120	160	970

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or properties to third parties.

b) Off balance sheet commitments

     Off-balance sheet commitments of the Group are primarily as follows:

•	certain guarantees given to customers for contract execution (performance bonds, guarantees on advances received...);

•	guarantee relating to the maximum intra-day bank overdraft allowed to Group subsidiaries under the cash pooling agreement;

•	guarantees given under securitization programs or on sale of receivables (see description below).

     Alcatel does not rely on special purpose entities to deconsolidate these risks.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     Commitments given in the normal course of business of the Group are as follows:

	June 30,	June 30,	December 31,
	2004	2003	2003
	(in millions of euros)
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,871	2,241	2,106
Discounted notes receivable	7	12	25
Other contingent commitments	820	691	702

Sub-total — Contingent commitments	2,698	2,944	2,833

Secured borrowings	139	110	157

Total	2,837	3,054	2,990

     Cash pooling guarantee

     Not included in the preceding table is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel’s Central Treasury accounts and those of its subsidiaries. As of June 30, 2004, this guarantee amounted to € 0.7 billion (€ 0.7 billion as of June 30, 2003 and € 0.7 billion as of December 31, 2003).

c) Other specific commitments linked to significant operations

     SVF Trust program

     In 1999, Alcatel launched a vendor financing securitization program, called the SVF trust, which was amended in May 2003, following previous amendments in June 2000 and May 2002.

     As Alcatel does not own an equity share in the SVF trust, the SVF trust was not consolidated within the Group’s accounts in accordance with the “Comité de la Réglementation Comptable”’s Regulation n°99-02. However, in accordance with new financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003, the SVF trust has been consolidated since January 1, 2004.

     In April 2004, as part of a reassessment of its financing requirements and credit facilities and with a view to optimizing its financial costs, Alcatel decided to cancel this securitization program. As a result, the banks no longer have any financing commitments in this respect and Alcatel bought back from the SVF trust all outstanding receivables at their nominal value during the second quarter of 2004. The cancellation of the program did not have a significant impact on the results and financial position of the Group.

     Sale of carry-back receivable

     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. The cash received from this sale was € 149 million, corresponding to the discounted value of this receivable that will mature in five years. The difference between the net cash proceeds and the nominal value is being recorded over the five-year period as a financial expense. The financial expense for the first half of 2004 amounted to € 5 million.

     Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

     Securitization of customer receivables

     In December 2003, Alcatel entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. At December 31, 2003, the Group was a shareholder of the special purpose vehicle, which is fully consolidated in accordance with paragraph 10052 of the “Comité de la Réglementation Comptable”’s Regulation 99-02. The receivables sold at June 30, 2004, which amounted to € 52 million (€ 54 million at December 31, 2003), are therefore reflected on the consolidated balance sheets. At June 30, 2004, the maximum amount of

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

receivables that can be sold amounted to € 150 million, representing a credit line available to the Group. This amount can be increased ultimately to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Note 17
Contingencies

     Alcatel is involved in a number of legal proceedings related to the normal conduct of its business, which management does not believe will result in any significant costs to the Group. In addition, Alcatel is involved in the following legal proceedings for which it is unlikely, but not entirely excluded, that they may have an impact on Alcatel’s financial statements in the future beyond the current amount of reserves.

     France Telecom

     Since 1993, a legal investigation has been ongoing concerning “overbillings”, which are alleged to have been committed in Alcatel CIT, a subsidiary of Alcatel, to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division, and in 1992 in the switching division. Settlement agreements were entered into with France Telecom, in 1993 in relation to the transmission division, and in May 2004 in relation to the switching activity: in the latter it was recognized that the parties’ dispute on pricing did not involve fraud by Alcatel CIT. In April 1999, the Group learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.

     In January 2000, the investigating magistrate declared his investigation closed. Since then, the file has been the subject of several procedural developments, including appeals relating to the closing of the investigation phase with respect to a former employee of Alcatel CIT, who has been indicted. This part of the procedure is still in progress, and it is unlikely that the investigating magistrate will be able to close his investigation before the last quarter of 2004 at the earliest.

     Class A and Class O shareholders

     Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

     The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

     The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel is conducting a vigorous defense and denies any liability or wrongdoing with respect to this litigation.

     Although it is not possible at this stage of these cases to predict the outcome with any degree of certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income or the assets of Alcatel or the Group.

Note 18
Subsequent events

     On July 2, 2004, Draka Holding N.V. and Alcatel announced the completion of the transaction to combine their respective global optical fiber and communication cable businesses. The effective date of the creation of the new company, Draka Comteq B.V., is July 1, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     On August 31, 2004, TCL Communication Technology Holding Limited and Alcatel announced the completion of the transaction to create a joint venture mobile handset company. The effective date of the creation of the new company, TCL and Alcatel Mobile Phones Limited (“TAMP”), is August 31, 2004.

     On September 17, 2004, we acquired eDial, Inc., a privately-held company specialized in conferencing and collaboration services for enterprises and service providers, for American Depositary Shares (“ADSs”) representing our ordinary shares and cash for a total purchase price of approximately € 22 million (based on the market value of our ADSs on that date).

     On September 17, 2004, we announced that we signed an agreement to acquire Spatial Communications Technologies, Inc., a privately-held company providing software-based and multi-standard distributed mobile switching solutions, for a number of our ADSs to be determined at closing, representing a value of approximately € 205 million. The closing of this acquisition is expected to occur in the fourth quarter of 2004, and is subject to receipt of regulatory and shareholder approvals and other customary closing conditions.

     On September 17, 2004, we announced that we signed an agreement to sell our electrical power system activities to Ripplewood, a private equity firm. The closing of this sale is expected to occur in the fourth quarter of 2004, and is subject to customary closing conditions.

     On September 8, 2004 Moody’s upgraded our long-term debt credit rating from B1 to Ba3 and confirmed its positive outlook for our long-term debt.

Note 19
Summary of differences between accounting principles followed by the Group and U.S. GAAP

     Alcatel’s accounting policies comply with generally accepted accounting principles in France (French GAAP) (see Note 1). Elements of Alcatel’s accounting policies that differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a) Differences in accounting for business combinations

Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP

     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.

     The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, the stock-for-stock acquisition of Kymata made during the second half of 2001, the stock-for-stock acquisition of Astral Point and Telera made during 2002 and the stock-for-stock acquisition of TiMetra made during 2003 have been accounted for using the pooling of interests accounting method under French GAAP.

     Under U.S. GAAP, the DSC, Genesys, Newbridge, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill
	(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114	(*)

*	As TiMetra does not meet the definition of a business under U.S. GAAP, goodwill was written of.

As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandonned on and after January 1, 2004 by the Group (see note 1 and note 10).

Intangible assets and SFAS 144

     In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, GBP 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three-seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Allocation of the purchase price to in-process research and development projects

   DSC

     In connection with the acquisition of DSC, the Group allocated USD 1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: access (USD 600 million), switching (USD 400 million), and transmission (USD 100 million).

     The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

     At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in years 2002 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

     The estimated costs of goods sold and operating expenses as a percentage of revenues were expected to be lower than those of DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company was expected to benefit from higher profit margins in future periods.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   Newbridge

     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: switching and routing (USD 505 million) and access (USD 245 million).

     Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

     At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels, primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

   Genesys

     At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of USD 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.

     Approximately USD 22 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

     The estimated costs of goods sold, as well as operating expenses as a percentage of revenues, for Genesys were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 18% was used for determining the value of in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

   TiMetra

     At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of USD 5.5 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     Approximately USD 42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.

     Estimated total revenues from the acquired in-process technology were expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

     The estimated costs of good sold as well as operating expenses as a percentage of revenues for TiMetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.

Accounting for pre-existing stock option plans in business combinations

     In connection with purchase transactions, outstanding options to purchase shares of the acquired company become exercisable into options to purchase Alcatel shares. Alcatel records the fair value of the outstanding options as a liability of the acquired company.

     Under U.S. GAAP, in accordance with FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), Alcatel credits the fair value of the vested options of the acquired entity to shareholders’ equity, with the debit included as part of the acquisition cost.

     The unvested part of the option for which services are to be rendered is recorded at its intrinsic value over the remaining vesting period.

(b) Amortization and impairment of acquisition goodwill

     Under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

     In order to conform to the new criteria in SFAS No. 141 “Business Combinations” (“SFAS 141”), effective as of January 1, 2002, the Group evaluated its existing goodwill relating to prior business combinations and determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required.

     Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment).

     Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) .

(c) Derivative instruments and hedging activities

     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency and exchange rates. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137 and SFAS No. 138. SFAS 133, as so amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships, as well as ongoing effectiveness assessments in order to use hedge accounting.

(d) Liability recognition for certain employee termination benefits and other costs

     The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only benefits attributable to employees’ services already rendered have to be provided for at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and therefore provided for at the commitment date. Under SFAS 146, a liability for a cost associated with exit or disposal activities should be recognized at fair value when the liability is incurred. Under French GAAP, the liability could be accounted for at the date of a commitment to an exit or disposal plan.

(e) Other comprehensive income

     SFAS No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(f) Pension and post-retirement benefits other than pension plans

     U.S. GAAP requires recognition of a minimum liability adjustment, which is not required under French GAAP.

     To comply with U.S. GAAP, the Group applies the SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of Alcatel’s U.S. Group employees.

(g) Accounting for marketable securities and marketable equity securities

     Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders’ equity.

(h) Accounting for stock options plans

     Accounting for stock option plans under French GAAP generally does not lead to recognition of a compensation expense. Under U.S. GAAP, Alcatel accounts for those plans under the recognition and measurement principles of APB opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related Interpretations. Stock-based employee compensation cost is reflected in net income.

     The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), is presented in note 21(2).

(i) Sale-leaseback transactions

     SFAS 13 “Accounting for leases” requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under French GAAP, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(j) Accounting for transfers and servicing of financial assets

     SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales that occurred after March 31, 2001.

     As the SVF trust does not meet the criteria of a “qualified special purpose entity” under SFAS 140, under U.S. GAAP the SVF trust was consolidated in Alcatel’s consolidated balance sheet at December 31, 2003, leading to an increase of other investments and short-term financial debt amounting to € 212 million compared to French GAAP. In accordance with new French financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003, the SVF trust is consolidated since January 1, 2004. Since this date, there is no remaining accounting difference concerning this program. Moreover, this program was cancelled in April 2004 (see note 16(c)).

     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the option to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The transferor (Alcatel) has the ability to retroactively cancel the sale in case of future taxable profit during the next five years following the disposal. Due to the existence of an agreement to reacquire the receivable and in accordance with SFAS 140 (paragraph 9 c), the sale of Alcatel’s carry back receivable transaction was accounted for as a secured financing and is therefore included in financial debt under U.S. GAAP.

(k) Income taxes

     Since January 1, 1998, Alcatel has been applying U.S. GAAP for the recognition of deferred taxes in its French GAAP financial statements. Consequently, no adjustment is required to reconcile Alcatel’s consolidated financial statements under French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. For undistributed earnings of foreign subsidiaries, no provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

(l) Discontinued operations

     In May 2004, Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel 49.9% of the new company Draka Comteq BV. The optical fiber business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinuing operations under French GAAP. This transaction could not be considered as a discontinued activity under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end. The optical fiber business has been classified as a held for sale business as of June 30, 2004.

     In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest its optical components business (the Optronics division). As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex. Since Optronics France and Optronics UK (formerly Kymata), were disposed of as part of this agreement, they were no longer considered to be under our control as of June 30, 2003 (conditions precedent to the closing being removed at the date of the report), and therefore the results and financial position of these two companies were accounted for in discontinuing operations under French GAAP in our financial statements for the six months ended June 30, 2003. This transaction was not considered as a discontinuing activity under U.S. GAAP in our financial statements for the six months ended June 30, 2003 due to our 28 % interest in Avanex. Under U.S. GAAP, Optronics France and Optronics UK were classified as a held for sale business, as of June 30, 2003. As the basis for accounting for the sale of the Optronics Division under French GAAP and US GAAP were different, this results in adjustments in the evaluation of the net effect of this transaction. As indicated in note 2, this transaction was completed and the deal closed as of July 31, 2003.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(m) Disposal of battery business

     As the net assets of the battery business were higher under US GAAP than under French GAAP, mainly due to differences in accounting goodwill (see not 19(b)), the gain from the disposal was adjusted in our US GAAP reconciliation.

Note 20
Reconciliation to U.S. GAAP

     The following is a summary of the estimated adjustments to the unaudited interim consolidated income statements for the six months ended June 30, 2004 and June 30, 2003 and Alcatel shareholders’ equity at June 30, 2004 and December 31, 2003, which would be required if U.S. GAAP had been applied instead of French GAAP.

(1) Net income

			Six months ended June 30,
	Note		2004(a)	2004	2003
			(in millions)
Net income (loss) as reported in the unaudited interim consolidated income statements			$191	€157	€(1,136)
Amortization of acquisition goodwill and application of SFAS 142	19	(b)	242	199	211
Accounting for investments in securities	19	(g)	3	2	2
Restructuring plans	19	(d)	(4)	(3)	87
Sale and lease back transactions	19	(i)	8	7	(209)
Adjustment of French pooling of interests accounting method	19	(a)	(19)	(16)	(12)
Derivative instruments and hedging activities	19	(c)	(65)	(53)	(98)
Optronics and Optical fiber transactions — discontinuing operations	19	(l)	—	—	97
Compensation expenses	19	(h)	(1)	(1)	(45)
Disposal of battery business	19	(m)	(32)	(26)	—
Other adjustments			(13)	(11)	4
Tax effect of the above adjustments			27	22	4

Net income (loss) according to U.S. GAAP			337	277	(1,095)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.2179 on June 30, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(2) Statement of comprehensive income

     Under U.S. GAAP, the following information would be set forth in the unaudited interim consolidated financial statements as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interest.

	Six months ended June 30,
	2004(a)	2004	2003
	(in millions)
Net income (loss) under U.S. GAAP	$337	€277	€(1,095)
Foreign currency translation adjustments	108	89	(27)
Unrealized gains (losses) on securities	10	8	(8)
Minimum pension liabilities adjustments	15	12	0
Tax effect on the above adjustments	(7)	(6)	2

Comprehensive income (loss) according to U.S. GAAP	$463	€380	€(1,129)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.2179 on June 30, 2004.

(3) Shareholders’ equity

			Six months ended June 30,		Year ended
					December 31,
	Note		2004 (a)	2004	2003
			(in millions)
Shareholders’ equity as reported in the unaudited interim consolidated balance sheets			$4,007	€3,290	€3,030
Amortization and impairment of acquisition goodwill	19	(b)	(4,477)	(3,676)	(3,780)
Accounting for investments in securities	19	(g)	80	66	56
Restructuring plans	19	(d)	246	202	204
Sale and lease back transaction	19	(i)	(254)	(209)	(216)
Accounting for pre-existing stock option plans in business combinations	19	(a)	221	182	245
Adjustment of French pooling of interests accounting method	19	(a)	8,769	7,200	7,121
Pensions and other post-retirement benefits	19	(f)	(543)	(446)	(448)
Derivative instruments and hedging activities	19	(c)	156	128	181
Other adjustments			93	76	82
Tax effect of the above adjustments			(38)	(31)	(61)

Shareholders’ equity according to U.S. GAAP			$8,260	€6,782	€6,414

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.2179 on June 30, 2004.

Note 21
Specific U.S. GAAP disclosures

(1) Impairment of goodwill (SFAS 142)

     The changes during the first six months of 2004 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private
	Communication	Communication	Communication	Other	Total
	(in millions of euros)
Balance as of December 31, 2003	4,026	401	2,384	20	6,831
Goodwill acquired during year	—	—	—	—	—
Impairment losses	—	—	—	—	—
Goodwill written off related to sale of business	—	—	(4)	—	(4)
Currency translation adjustment	14	7	36	(2)	55

Balance as of June 30, 2004	4,040	408	2,416	18	6,882

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Amortization of identifiable intangible assets acquired

Entities acquired during the first six months of 2004

Gross
	carrying	Accumulated
	amount	amortization
(in millions of euros)
Amortized intangible assets	—	—
— Acquired technology and research & development costs	—	—
— Software	—	—
— Other	—	—
Unamortized intangible assets	—	—

Alcatel Group

	Gross
	carrying	Accumulated
	amount	amortization
	(in millions of euros)
Amortized intangible assets	1,132	(731)
— Acquired technology and research & development costs	118	(45)
— Software	640	(362)
— Other	374	(324)
Unamortized intangible assets	—	—

     The amortization expense for the first six months of 2004 was € 72 million. Amortization expense of intangible assets is expected to be € 72 million in the second half of 2004, € 141 million in 2005, € 94 million in 2006, € 75 million in 2007, € 13 million in 2008, € 5 million in 2009 and € 2 million in 2010.

(2) Stock-based compensation (SFAS 123 and SFAS 148)

     From 1996 to June 30, 2004, Alcatel adopted stock option incentive plans.

     The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through June 30, 2004:

     Since 2004, the fair value at grant date of options has been determined using a binomial method ; this lattice model takes into account the vesting period and the exercises by grantees. The fair values at grant date of options granted during the years 2003, 2002, 1999 and 1998 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

	First six months of	Full year
	2004	2003	2002	2001	2000	1999	1998
Interest rate	3.91%	3.62%	3.80%	5%	5%	6%*	3.68%
Expected life	1-9 years	3-8 years	3-8 years	3-9 years	5-10 years	5 years	5 years
Expected volatility	40%	60%	60%	46%	(a )	39%	35%
Expected dividends	1%	1%	1%	1%	1%	1%	2%

*	USD rates, concern mainly U.S. plans

(a)	64% for ordinary shares, 51% for ADSs.

     The models used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The Group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.

     The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	June 30, 2004	June 30, 2003
	(in millions of euros except
	per share data)
Net income (loss) as reported	277	(1,095)
Stock-based employee compensation expense included in reported net income, net of tax	1	45
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(184)	(236)

Proforma net income (loss)	94	(1,286)

Basic earnings per share as reported	0.23	(0.91)
Basic earnings per share proforma	0.08	(1.07)
Diluted earnings per share as reported	0.23	(0.91)
Diluted earnings per share proforma	0.08	(1.07)

(3) Restructuring (SFAS 146)

     Under French GAAP and starting January 1, 2002 (first application of regulation No. 00-06 regulation on liabilities), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group management and have been announced before the closing date. Prior to December 31, 2001, the Group recorded restructuring reserves when the restructuring programs had been finalized and approved by the Group management and had been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in Note 19(d).

     The impact of the U.S. GAAP adjustment for June 30, 2004 is as follows:

				Cumulative
		Current		translation
	December	Year		adjustment and	June 30,
	31, 2003	Expense	Utilization	others	2004
	(in millions of euros)
French GAAP reserve	1068	131	(332)	(60)	807
Cost to relocate employees	(8)	(4)	5		(7)
Moving costs	(8)		1		(7)
Other direct cost	(31)	19		(1)	(13)
Lay off costs in excess of legal obligation/early retirement programs	(157)	(35)	17	—	(175)

Total U.S. GAAP adjustment	(204)	(20)	23	(1)	(202)

U.S. GAAP restructuring reserve	864	111	(309)	(61)	605

Of which plans initiated after December 31, 2002	409	93	(175)	(1)	326

     The current restructuring expense recorded for the six months ended June 30, 2004 includes the following major actions:

June 30, 2004
(in millions of
euros)
- Lay-off costs in Alcatel CIT (France)	37
- Lay-off costs in ABS (France)	34
- Reorganization, outsourcing and termination costs in North American plants (U.S and Canada)	22
- Asset write-offs upon termination of non-core activities in Alcatel Shanghai Bell	9
- Lay-off costs in Spain	4
- Other restructuring plans	5

Total	111

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The restructuring reserve at June 30, 2004 is analyzed below:

June 30, 2004
(in millions of euros)
Employee termination benefits	410
Other costs	195

Total	605

     The remaining €410 million reserve for employee termination benefits at June 30, 2004 includes approximately 3,755 employees to be terminated including:

Number of
Employees
— On going retirement and lay-off in Gent(Belgium) and other Belgian sites	244
— On going early retirement and negociated departures in Stuttgart (Germany)	1,101
— Lay-off costs in Alcatel CIT (France)	592
— Lay-off costs in ABS (France)	406
— Lay-off costs in Spain	70
— Lay-off costs in North American plants (US and Canada)	114
— Departures relating to downsizing of Submarine Networks Division	113
— Departures relating to reorganization and downsizing of Space Division	448
— Other restructuring plans	667

Total	3,755

SFAS 146 disclosure related to plans initiated after December 31, 2002:

     Information concerning the restructuring reserve under U.S. GAAP during the period ended June 30, 2004 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled		CTA and	June 30,
	2003	Expense	(utilization)	Adjustments	other	2004
	(in millions of euros)
Alcatel CIT	67	34	(52)	—	—	49
Alcatel Espana S.A. (Spain)	20	4	(10)	—	—	14
Submarine Networks Division	78	—	(23)	(3)	—	52
Space division	34	1	(17)		—	18
Germany	61	—	(1)	12	—	72
Illkirch	51	33	(23)	—	—	61
Other (no individual amount higher than €50 million)	98	21	(49)	(12)	2	60

Total	409	93	(175)	(3)	2	326

Of which:
Termination benefits	313	66	(134)	(7)	—	238
Contract terminations	64	6	(19)	(24)	1	28
Other associated costs	32	21	(22)	28	1	60

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

			Cost	Cumulative
			Incurred in	cost
	Total cost	Cost incurred in	first half of	incurred as of
Plans initiated in 2003	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	912	690	57	747
Contract terminations	60	58	(4)	54
Other associated costs	85	66	19	85

Total	1,057	814	72	886

Of which:
Fixed Communications Group	595	497	26	523
Mobile Communications Group	127	77	9	86
Private Communications Group	245	202	35	237
Other	90	38	2	40

     The figures in the above table do not include plans initiated in 2003 for companies that are no longer consolidated (i.e. the Optronics division).

		Cost	Cumulative
		Incurred as of	cost
	Total cost	June 30,	incurred as of
Plans initiated in 2004	expected	2004	June 30, 2004
	(in millions of euros)
Termination benefits	13	9	9
Contract terminations	10	10	10
Other associated costs	2	2	2

Total	25	21	21

Of which:
Fixed Communications Group	5	5	5
Mobile Communications Group	8	5	5
Private Communications Group	6	5	5
Other	6	6	6

     The major exit activities initiated during 2003 are the following:

     • Alcatel CIT restructuring plan

     Due to the downturn in the telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its costs to remain competitive. In January 2003, Alcatel CIT management signed an agreement called “accord de méthode” with French unions regarding the excess capacity of more than 1,000 people.

     Alcatel CIT had to reduce its resources in Fixed Networks, given the maturity of “voice” activities and the reduction of new functionalities requested by operators, andthe resulting reduction in R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was adversely affected by the drop in sales as a consequence of the overall market depression, impacting mostly marketing and operation resources. Research & Innovation was penalized by a sharp activity downturn, particularly in Optics.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

			Cost	Cumulative
		Cost	incurred	cost
	Total cost	incurred in	in first half of	incurred as of
	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	431	262	33	295
Contract terminations	1	—	1	1
Other associated costs	1	1	—	1

Total	433	263	34	297

Of which:
Fixed Communications Group	243	167	21	188
Mobile Communications Group	117	62	8	70
Private Communications Group	47	29	4	33
Other	26	5	1	6

     • Alcatel España S.A. (Spain) restructuring plan:

     Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its costs basis to remain competitive in the local environment.

     Starting mid 2002, the production of wireline access products at the site of Toledo was outsourced as a result of the general downturn in the telecommunication market and to allow more flexibility in the market. In addition, the switching production at the Villaverde plant was terminated and the remaining volume was transferred to Germany because Alcatel management decided to concentrate the production of switching products since several production sites in Europe were underutilized.

     In March 2003, a new plan was launched with the goal of centralizing functions of the entire organization of Alcatel España. This plan eliminated much duplication in several functions and allowed a more effective use of the resources. As a consequence, the Villaverde plant was closed and all the employees working on this site were moved to the central office in Ramirez del Prado. In total, approximately 460 persons were covered under this reorganization and restructuring plan.

     In November 2003, an extension to the collective bargaining agreement was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

			Cost	Cumulative
		Cost	incurred	cost
	Total cost	incurred in	in first half of	incurred as of
	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	86	84	2	86
Contract terminations	2	—	2	2
Other associated costs	9	8	—	8

Total	97	92	4	96

Of which:
Fixed Communications Group	60	66	2	68
Mobile Communications Group	3	6	—	6
Private Communications Group	11	20	1	21
Other	23	—	1	1

     • Submarine Networks Division restructuring plan

     After two years of strong growth within the submarine industry, the market totally collapsed starting 2001. Alcatel’s submarine worldwide turnover decreased from € 1.8 billion in 2001 to € 0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market filed for bankruptcy protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     In order to face this very difficult situation, Alcatel Submarine Networks set up general principles with the trade units by mid 2001.

     The French locations were reorganized and a social plan was implemented with a specific announcement in 2003. Given strong product synergies with terrestrial optical systems, the production for new generation submarine systems was moved to the factories producing optical terrestrial systems. The production facilities for cables in France were significantly downsized in an effort to meet future market requirements.

     Due to a general overcapacity in the wet maintenance market and contract terminations, a restructuring plan of the maintenance fleet was decided in the second half of 2003 aimed at reducing the vessel fleet from eight to six. The restructuring costs represent mainly the termination of the charter of one of the vessels as well as a write-off of another vessel, and are as follows:

			Cost	Cumulative
		Cost	incurred	cost
	Total cost	incurred in	in first half of	incurred as of
	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	78	66	9	75
Contract terminations	10	14	(4)	10
Other associated costs	20	20	—	20

Total	108	100	5	105

Of which:
Fixed Communications Group	108	100	5	105
Mobile Communications Group	—	—	—	—
Private Communications Group	—	—	—	—
Other	—	—	—	—

     • Reorganization of Space Division:

     In 2001 and 2002, the satellite market suffered from a significant downturn, which led to over capacities in Alcatel Space and its main competitors in this industry.

     Starting 2003, collective social plans were launched in France and in Belgium.

     To further resolve overcapacity issues, management decided to close the subsidiaries in Norway and Denmark and transfer the workload to France. These costs are as follows:

			Cost	Cumulative
		Cost	incurred	cost
	Total cost	incurred in	in first half of	incurred as of
	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	54	54	—	54
Contract terminations	10	10	—	10
Other associated costs	—	—	—	—

Total	64	64	—	64

Of which:
Fixed Communications Group	—	—	—	—
Mobile Communications Group	—	—	—	—
Private Communications Group	64	64	—	64
Other	—	—	—	—

     No other costs are expected for this plan as of June 30, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     • Restructuring plan in Germany:

     Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in switching (particularly in installation/deployment) were sharply decreased in 2002/2003. In addition, due to worldwide flat demand in optical transmission systems starting in 2001, management determined the optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first three quarters in 2003 were not sufficient restructuring measures.

     In November 2003, a new restructuring plan was launched. Main activities impacted were Switching (where Germany was one of the production units), Optical Transmission Systems (mainly manufacturing activities) and General Administrations, and the related costs are as follows:

			Cost	Cumulative
		Cost	incurred	cost
	Total cost	incurred in	in first half of	incurred as of
	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	62	54	8	62
Contract terminations	—	—	—	—
Other associated costs	17	12	—	12

Total	79	66	8	74

Of which:
Fixed Communications Group	79	66	14	74
Mobile Communications Group	—	—	—	—
Private Communications Group	—	—	—	—
Other	—	—	—	—

     • Closure of Illkirch industrial activity:

     Since July 2001, Alcatel has been restructuring its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to manufacture opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities.

     As no significant workload could be found, Alcatel management announced in November 2003 the closing of the Illkirch Industries Division and the related costs are as follows:

			Cost	Cumulative
		Cost	incurred	cost
	Total cost	Incurred in	in first half of	incurred as of
	expected	2003	2004	June 30, 2004
	(in millions of euros)
Termination benefits	88	68	20	88
Contract terminations	—	—	—	—
Other associated costs	16	—	16	16

Total	104	68	36	104

Of which:
Fixed Communications Group	—	—	—	—
Mobile Communications Group	—	—	—	—
Private Communications Group	104	68	36	104
Other	—	—	—	—

     No other costs are expected on this plan as of June 30, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(4) FIN45 Disclosure

     The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the consolidated financial statements.

     Through its normal course of business, Alcatel has entered into guarantees and indemnifications which mainly arose from the following situations:

•	Business sale agreements

•	Intellectual property indemnification obligations

•	Lease agreements

•	Third-party debt agreements

•	Indemnification of lenders and agents under our credit and support facilities and security arrangements

•	Indemnification of counterparties in receivables securitization transactions

•	Other indemnification agreements

     Guarantees and indemnification agreements are mainly:

—	“debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;

—	and “other contingent commitments”.

     Regarding business sale agreements, the Group is unable to reasonably estimate the maximum amount that could be payable under these arrangements because the exposures are not capped and because of the conditional nature of the Group’s obligations and the unique facts and circumstances involved in each agreement.

     The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in note 14. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

     Change of product warranty reserve during the first six months of 2004:

June 30, 2004
(in millions of euros)
As of January 1, 2004	574

Additional reserves	50
Used	(75)
Changes in estimates of pre-existing warranties	(49)
Change in consolidated companies	(19)
Exchange differences and other	3

As of June 30, 2004	484

     Disclosures related to guarantees given are set forth in note 16.

(5) Recently issued U.S. accounting standards

     In March 2004, the Emerging Issues Task Force (EITF) reached consensus on EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 further defines the meaning of an “other-than-temporary impairment” and its application to debt and equity securities. Impairment occurs when the fair value of a security is less than its cost basis. When such a condition exists, the investor is required to evaluate whether the impairment is other-than-temporary as defined in EITF 03- 1. When an impairment is other-than-temporary, the security must be written down to its fair value. EITF 03-1 also requires additional annual quantitative and qualitative disclosures for available for sale and held to maturity impaired investments that are not other-than temporarily impaired. The Company does not expect any material effects from the adoption of

ALCATEL AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

EITF 03-1 on its financial statements.

     European Regulation requires that Alcatel adopt IFRS as its primary GAAP by 2005. As of today, the full set of IFRS/IAS is known (the stable platform) but some standards have not yet been endorsed by the European Union and some exposure drafts have been recently issued which could lead to some changes of standards included in the stable platform with possible anticipated application as of January 1, 2004. The transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time-Adoption of IFRS, which provides guidance on retroactive application and outlines certain exemptions and exceptions. In the meantime, Alcatel will continue to use French GAAP in its primary GAAP financial statements. Alcatel is currently assessing the impact, which could be significant, that the application of IFRS will have on its financial statements. Once all IFRS accounting standards have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, Alcatel will disclose as soon as practicable the impact of such application. Upon adoption of IFRS, Alcatel will disclose in its primary financial statements, a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented). Additional information is given in the “Operating and Financial Review and Prospects— Adoption in 2005 of new accounting standards (International Financial Reporting Standards)” in Form 6-K for the month ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCATEL
	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Date: September 30, 2004

Alcatel hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, file no. 333-119301.